Form 40-F
period 2002-10-31
CENTRAL FUND OF CANADA LTD
filed 2003-03-17
CIK 784959

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: October 31, 2002
Commission file number: 1-9038

Central Fund of Canada Limited
(Exact name of registrant as specified in its charter)

Alberta, Canada (Province or Other Jurisdiction of Incorporation or Organization)	Not Applicable (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)
Dr. Hans F. Sennholz 200 East Pine Street Grove City, PA 16127 (724) 458-8343 (Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)	Hallmark Estates, #805 1323-15th Avenue S.W. Calgary, Alberta T3C 0X8, Canada (403) 228-5861 (Address and telephone number of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class: Class A Shares	Name of Each Exchange On Which Registered: American Stock Exchange Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form                                ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

35,797,520 Class A Shares
40,000 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.    ☐ Yes        ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☒ Yes        ☐ No

ANNUAL INFORMATION FORM
for the year ended October 31, 2002

February 24, 2003

DOCUMENTS INCORPORATED BY REFERENCE

  Financial Statements and notes thereto are contained in the 2002 Annual Report on pages 6 to 14.

  Management's Discussion and Analysis of Financial Condition and Results of Operations is contained in the 2002 Annual Report on pages 15 to 18.

  Management Information Circular dated as of January 10, 2003.

REPORTING CURRENCY AND FINANCIAL INFORMATION

        Monetary amounts in this Annual Information Form and the documents which are incorporated herein by reference are stated in United States dollars, except where otherwise specifically stated. As of February 24, 2003, the noon buying rate in New York City for cable transfers in United States dollars as certified for customs purposes by the Federal Reserve Bank of New York was U.S. $1.00 = Cdn. $ 1.4928.

INCORPORATION

        Central Fund of Canada Limited ("Central Fund" or the "Company") was incorporated under the laws of the Province of Ontario on November 15, 1961 as a specialized investment holding company. Following its incorporation, Central Fund invested mainly in shares and other securities of Canadian issuers, primarily with a view to capital appreciation. During 1983, Central Fund changed its character to that of a specialized holding company the assets of which were held through its wholly-owned subsidiaries primarily as gold and silver bullion.

        On April 5, 1990, Central Fund was continued as a corporation under the laws of the Province of Alberta and discontinued under the laws of the Province of Ontario. Pursuant to the Asset Transfer Agreements dated as of June 30, 1990, between Central Fund and each of its then wholly-owned subsidiaries, Central Fund purchased the assets of such subsidiaries, which consisted primarily of gold and silver in bar form, and gold and silver bullion certificates. These subsidiaries were in turn wound up and dissolved subsequent to the above transaction.

DESCRIPTION OF THE BUSINESS

General

        Central Fund's objective is to provide an investment alternative for investors interested in holding marketable gold and silver related investments. Its policy is to invest primarily in long-term holdings of gold and silver bullion and not to actively speculate with regard to short-term changes in gold and silver prices. Central Fund's investment policies established by the Board of Directors require it to hold at least 90% of its net assets in gold and silver bullion, primarily in bar form. Currently, on a physical basis, 50 ounces of silver are held for each ounce of gold held. As of January 31, 2003, Central Fund's net assets at market value of approximately $163.5 million consisted of 58.8% gold bullion and certificates, 38.9% silver bullion and certificates, and 2.3% cash, marketable securities and other working capital amounts. Central Fund expects these relative percentages to vary, but it does not intend to substantially increase the relative proportion of cash and marketable securities (except when cash flow increases for the reasons noted in the 2002 Annual Report to Shareholders under Liquidity and Capital Resources). Central Fund believes that it is the only company listed on a United States or Canadian stock exchange with the specific investment policies outlined below.

Investment Policies and Operations of Central Fund

        Central Fund is a specialized investment holding company whose investment objective is to hold the vast majority of its net assets in gold and silver bullion, primarily in bar form. Central Fund's investment policy is determined by its Board of Directors, subject to the provisions of its articles. A summary of Central Fund's policy regarding the components of its net assets is as follows:

1.
At least 85% of Central Fund's net assets shall consist of long-term holdings of gold and silver bullion in bar form.

2.
At least 90% of Central Fund's net assets shall consist of gold and silver bullion in bar and certificate form.

3.
Central Fund intends that any portion of its non-cash net assets not invested in gold and silver bullion shall be invested primarily in marketable securities related to the gold and silver markets and industries.

4.
Central Fund's policy is to only hold "cash assets" (consisting of cash and short-term obligations issued or guaranteed by the governments of Canada or the United States, or any political subdivisions thereof, short-term deposits with financial institutions or investment grade commercial paper) for the purposes of paying dividends and expenses, to facilitate the purchase of the above-described non-cash assets, and to generate interest income.

5.
Generally, at the time it invests in gold and silver bullion, Central Fund intends that no more than 10% of its net assets shall be cash assets.

        With regard to Central Fund's holding of gold and silver bullion in bar form, it is Central Fund's policy to assess from time to time its mix of such gold and silver bullion based on management's analysis of the current, historical and projected gold to silver price relationship, supply and demand factors and management's analysis of Central Fund's current holdings of gold and silver bars. It is Central Fund's intention to hold both gold and silver bars, but not necessarily in the same proportion as is currently held.

        With regard to Central Fund's holdings of bullion certificates and marketable securities, the relative proportions of these items may vary from time to time according to management's assessment of market factors and relative investment opportunities. To the extent that Central Fund varies its mix between gold and silver bullion it intends to do so primarily through varying the mix of its gold and silver bullion certificates.

        The articles of Central Fund require that at least 75% of the market value of Central Fund's non-cash net assets be invested in gold and silver related investments. This requirement can be changed only with approval of the holders of Central Fund's Class A shares, to be given in the manner set out under "Investment Restrictions" below.

        Central Fund's income objective is secondary to its investment objective of holding almost its entire net assets in gold and silver bullion, primarily in bar form. Thus, it only seeks to achieve adequate cash flow to cover expenses and to meet the Class A shares' dividend requirements. However, this does not preclude management from taking steps to generate additional cash flow from time to time if its assessment of investment opportunities and relative risk are in keeping with Central Fund's primary investment objective. (Additional cash flow might also have to be generated in the event that (a) Central Fund realizes capital gains in excess of its expenses and tax losses carried forward for Canadian income tax purposes and (b) Central Fund distributes such capital gains to its shareholders in order that the tax on such gains payable by Central Fund may be refundable as discussed below under "Taxation").

Investment Restrictions

        The articles of Central Fund contain provisions to the effect that Central Fund may not:

  (i)
  invest less than 75% of the market value of Central Fund's non-cash net assets in gold and silver related investments;

  (ii)
  purchase any security (other than short-term government securities, short-term deposits with financial institutions and investment grade commercial paper) issued by any issuer if, immediately after and as a result of such purchase, more than 10% of Central Fund's net assets would consist of securities issued by such issuer;

  (iii)
  purchase any security issued by any issuer if, immediately after and as a result of such purchase, Central Fund would own more than 10% of any class of the outstanding securities issued by such issuer;

  (iv)
  purchase any security or property on margin or otherwise incur indebtedness (other than in the ordinary course related to settlements of its principal positions in securities or bullion) aggregating at any time in excess of 5% of its total net assets;

  (v)
  invest in securities of any issuer of which more than 5% of the issued and outstanding voting shares are beneficially owned, either directly or indirectly, by any officer or director of Central Fund or by any person that shall, by agreement, be responsible for administering or managing the business and affairs of Central Fund or for providing investment advice to Central Fund, or any combination thereof;

  (vi)
  purchase securities from, or sell securities to, any person that is the holder of 10% or more of Central Fund's common shares, any person that shall, by agreement, be responsible for administering or managing the business and affairs of Central Fund or for providing investment advice to Central Fund, or any officer or director of any of the foregoing or of Central Fund.

        There is no restriction on the maximum proportion of the assets of Central Fund which may be invested in gold and silver bullion.

        The above restrictions can only be changed with the prior approval of the holders of Class A shares then outstanding given in writing by the holders of all of the Class A shares or by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of the Class A shares duly called for such purpose. Within these restrictions the Board of Directors determines Central Fund's investment policies which may be changed without notice to or vote by the holders of Class A shares. In connection with its U.S. public offering in August 1987 Central Fund modified its investment policies to, among other things, increase the percentage of its non-cash net assets to be held in gold and silver in bar form and as otherwise set forth herein. Prior to such offering, Central Fund had not changed its investment policies since 1983, and it has no present intention of changing said policies.

Administration

        Pursuant to an agreement (the "Assignment of Administration Agreement") dated as of April 10, 1990, The Central Group Alberta Ltd., ("CGAL"), assumed responsibility for the administration of the business and affairs of Central Fund and now provides certain consultative services to Central Fund which are paid for by CGAL. The rights and obligations under the "Administration Agreement" dated November 1, 1986 were assigned by The Central Group Ltd., now All-Canadian Management Inc. ("ACMI"), to CGAL to facilitate the re-organization process of Central Fund which was completed in 1990. The services provided include the provision of general market and economic advice with respect to the investment of Central Fund's assets in accordance with its investment policies and restrictions, subject to the ultimate approval of the Board of Directors of Central Fund. Under the terms of the Administration Agreement, CGAL arranges for certain services from others, including Mr. Ian M.T. McAvity, President of Deliberations Research Inc. and a director of Central Fund, who provides general advice in relation to economic analysis of bullion market trends and developments, and Dr. Hans F. Sennholz, a monetary expert, who provides general economic advice. CGAL pays for these services out of the fees paid to it by Central Fund pursuant to the Administration Agreement. The shares of CGAL are two-thirds owned by Mr. Philip M. Spicer (Chairman and a director of Central Fund), and one-third owned by his son, Mr. J.C. Stefan Spicer (President, CEO and a director of Central Fund).

        In addition, CGAL provides and pays for office services, supplies and facilities and through its staff generally oversees the day-to-day administration of Central Fund's affairs. Certain of these responsibilities have been delegated by CGAL to ACMI pursuant to an agreement dated April 10, 1990 between CGAL and ACMI under which ACMI receives payment from CGAL out of the fees paid to CGAL pursuant to the Administration Agreement. Central Fund is responsible for the payment of direct expenses such as brokerage, listing, legal, audit, insurance, safekeeping and transfer fees, directors' fees and expenses, taxes and expenses incurred with respect to reporting to its shareholders. It is Central Fund's intention that its total annual operating expenses, including the fees payable to CGAL under the Administration Agreement but excluding income taxes, not exceed one percent of its total assets; however, in view of the costs associated with maintaining holdings of gold and silver bullion, Central Fund cannot assure that annual expenses will not exceed one percent. For the year ended October 31, 2002 such expense ratio was 0.6%.

        In consideration for services rendered pursuant to the Administration Agreement, Central Fund pays CGAL a monthly fee based on Central Fund's net assets determined for such month. The fee is computed at the annual rate of one-half of one percent on such assets up to U.S. $50,000,000, three-eighths of one percent on the next U.S. $50,000,000 and one-quarter of one percent on such assets over U.S. $100,000,000. Fees paid by Central to CGAL in this regard for the fiscal years ended October 31, 2002, 2001 and 2000 were, in U.S. dollars, $447,589, $334,609 and $358,572 respectively. The Administration Agreement may be amended at the discretion of Central Fund's board of directors and CGAL without the approval of Central Fund's shareholders.

        The initial term of the Administration Agreement, as assigned to CGAL, ended October 31, 1990, but such agreement continues from year to year unless terminated by Central Fund. Central Fund has not terminated such agreement. The Administration Agreement is not subject to periodic approval by Central Fund's Class A shareholders; however, Central Fund has the right at any time to terminate the Administration Agreement on the maturity date or any renewal thereof by not less than sixty days' notice if a majority of the Board of Directors of Central Fund (excluding those who are also directors, officers, employees or shareholders of CGAL and any of its affiliates, or of its advisers, to Central Fund through CGAL) determine that the performance of CGAL is in their opinion not satisfactory and also if such termination is then approved by the holders of the Class A shares then outstanding. Such approval is to be given in writing by the holders of all of the Class A shares or by the affirmative vote of at least a majority of the votes cast at a meeting of such holders duly called for such purpose.

Brokerage Allocation

        Central Fund has no pre-arrangement, formula or method for allocating the brokerage business arising from its purchases and sales of bullion and marketable securities. Transactions in marketable securities involve the cost of brokerage commissions. Transactions in bullion are generally done with dealers acting as principals and thus are done on a net price basis, which reflects the dealers' spread between bid and asked prices. Central Fund's policy is to execute all bullion and marketable security transactions at the most favourable prices consistent with the best execution, considering all of the costs of the transactions, including brokerage commissions, spreads and delivery charges. This policy governs the selection of brokers and dealers and the market in which a transaction is executed.

Competitive Factors

        Because gold and silver prices are established in an extensive international market which is not dominated by any single party, Central Fund believes that it competes on an equal basis with other entities in buying and selling gold and silver bullion and bullion investments.

Principal Properties

        Central Fund's properties consist chiefly of its gold and silver bullion, all of which is stored either in the vaults (bars) or on deposit (certificates) with the Canadian Imperial Bank of Commerce ("CIBC") in Toronto and Vancouver, Canada. At October 31, 2002 the composition of gold and silver bullion held by Central Fund was as follows:

Gold Bullion:	Fine Ounces
Long-term physical holdings, 100 oz. and 400 oz. bars	235,539
Bullion certificates issued by CIBC	3,389

238,928

Silver Bullion:	Ounces
Long-term physical holdings, 1000 oz. bars	11,780,865
Bullion certificates issued by CIBC	165,516

11,946,381

        The gold and silver bars are segregated, specifically identified by bar number and weight, and are insured to full current market value against destruction, disappearance or wrongful abstraction with a standard war risk exclusion. The physical bullion holdings may only be released by CIBC upon receipt of a certified resolution of Central Fund's Board of Directors authorising such release. Central Fund intends to maintain insurance on its current physical bullion holdings to the extent that such insurance is available at commercially reasonable rates.

        The bullion certificates are deposited with CIBC, registered in the nominee name of CIBC and are insured by it and not by Central Fund itself. Central Fund, as holder of the bullion certificates, may demand delivery of the underlying bullion at the head office of the certificate issuer. In the case of bullion certificates issued by CIBC, the certificate holder has no security interest in the underlying bullion and thus the ability to receive delivery upon demand could be adversely affected by factors which may influence the credit worthiness of CIBC. At October 31, 2002, CIBC's total assets were in excess of Cdn. $273 billion, and its net worth was approximately Cdn. $12 billion.

        On November 3, 1998, the Company approved a rights offering to holders of its Class A shares and Common shares on the basis of one right for each Class A share and each Common share. Four rights and $4.00 entitled a holder to subscribe for one unit ("A Unit"). Each A Unit consisted of one Class A share and one transferable Series 1 Warrant. Each Series 1 Warrant, exercisable during the period from May 3, 1999 until May 26, 1999, entitled the holder to acquire one unit ("B Unit") for an additional $4.00. Each B Unit consisted of one Class A share and one transferable Series 2 Warrant. Each Series 2 Warrant, exercisable during the period from November 1, 1999 until November 24, 1999, entitled the holder to acquire one Class A share for an additional $4.00.

        As at October 31, 1999, 1,015,345 Class A shares were issued in exchange for the rights and Series 1 Warrants for gross proceeds of $4,061,379. Costs of these offerings were $316,797 (inclusive of dealer commission costs of $44,000) and net proceeds were $3,744,582. Upon expiry of the Series 2 Warrants on November 24, 1999, the Company issued an additional 298,215 Class A shares for gross proceeds of $1,192,860. Costs of exercising the Series 2 Warrants were $5,000 and net proceeds were $1,187,860.

        On April 3, 2002, the Company, through a private placement, issued 4,153,846 Class A shares for gross proceeds of $15,660,000. Costs relating to this issue were $60,000 and net proceeds were $15,600,000.

        The Company used the net proceeds from this private placement to purchase 26,492 fine ounces of gold at a cost of $8,093,304 and 1,340,000 ounces of silver at a cost of $6,405,200, both in physical bar form. The balance of the net proceeds, $1,101,496, has been retained by the Company in interest-bearing cash deposits for working capital purposes.

        On May 2, 2002, the Company, through a private placement, issued 646,154 Class A shares for gross proceeds of $2,424,614. Costs relating to this issue were $15,000 and net proceeds were $2,409,614.

        The Company used the net proceeds from this private placement to purchase 3,936 fine ounces of gold at a cost of $1,227,892 and 190,871 ounces of silver at a cost of $894,364, both in physical bar form. The balance of the net proceeds, $287,358, has been retained by the Company in interest-bearing cash deposits for working capital purposes.

        On June 6, 2002, the Company, through a public offering, issued 11,584,660 Class A shares for gross proceeds of $46,112,740. Costs relating to this public offering were $474,893 and net proceeds were $45,637,847.

        The Company used the net proceeds from this public offering to purchase 76,273 fine ounces of gold at a cost of $24,625,947 and 3,799,742 ounces of silver at a cost of $18,998,711. Of these quantities, all but 887 fine ounces of gold were purchased in physical bar form. This remainder was purchased in certificate form. The balance of the net proceeds of $2,013,189 has been retained by the Company in interest-bearing cash deposits for working capital purposes.

SELECTED FINANCIAL INFORMATION

        The selected financial data presented below should be read in conjunction with the Financial Statements and notes thereto included in Central Fund's October 31, 2002 Annual Report to Shareholders which Financial Statements and notes thereto are incorporated herein by reference. In particular, reference should be made to Note 7 to the Financial Statements which describes the difference between Canadian and United States generally accepted accounting principles ("GAAP") with regard to the presentation of Central Fund's unrealized appreciation (depreciation) of investments. The net asset value of Central Fund is identical under both Canadian and United States GAAP.

	As of or for the fiscal year ended October 31,(1)
	2002	2001	2000	1999	1998
Net Asset Data:
Net assets at end of year	$132,447,600	66,351,795	68,364,799	76,219,208	70,947,732
Net asset value per Class A share at end of year(1)	3.70	3.42	3.52	3.98	3.92
Income Data:
Total income (loss)	$(862,841)	79,132	144,212	(304,839)	(285,824)

Net loss under Canadian GAAP	$(1,895,800)	(634,412)	(597,597)	(1,058,474)	(1,068,720)
Unrealized appreciation (depreciation) of investments during the year	$3,795,333	(1,184,463)	(8,250,543)	2,405,024	(959,137)

Net income (loss) under U.S. GAAP	$1,899,533	(1,818,875)	(8,848,140)	1,346,550	(2,027,857)

Net income (loss) per Class A share:
Canadian GAAP	$(0.07)	(0.03)	(0.03)	(0.06)	(0.06)
U.S. GAAP	$0.07	(0.09)	(0.46)	0.07	(0.11)
Cash dividends per Class A share:
Canadian funds	$0.02	0.02	0.01	0.01	0.01
U.S. funds	$0.01	0.01	0.01	0.01	0.01

(1)
For calculation of net asset value per Class A share see Note 1(c)(ii) to the Financial Statements.

Exchange Rates

        The Canadian dollar exchange rates for United States dollars for each of the years in the five-year period ended October 31, 2002 as reported by the Bank of Canada were as follows:

Year Ended October 31	Average	Last	Low	High
	(Cdn. $ per U.S. $1.00)
1998	1.4695	1.5425	1.4002	1.5765
1999	1.4977	1.4718	1.4505	1.5555
2000	1.4734	1.5271	1.4341	1.5310
2001	1.5340	1.5867	1.4936	1.5867
2002	1.5737	1.5603	1.5110	1.6132

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The information set forth on pages 15 to 18 of Central Fund's 2002 Annual Report is incorporated herein by reference.

MARKET FOR SECURITIES

        Central Fund's Class A shares have been listed on the American Stock Exchange since April 3, 1986 and on The Toronto Stock Exchange since 1965. On January 31, 2003, there were 963 registered holders of record of the Class A shares, the substantial majority of beneficial holdings being in unregistered form. Central Fund believes that a majority of the Class A shares are held by U.S. residents.

        The following table sets forth the high and low closing market prices of Central Fund's Class A shares as reported on such exchanges as well as the high and low net asset value per Class A share based upon the London second gold fix and the daily London silver fix:

	Net Asset Value		American Stock Exchange		Toronto Stock Exchange
Fiscal Quarter Ended
	High	Low	High	Low	High	Low
	(U.S. $)		(U.S. $)		(Cdn. $)
2002 — October 31	3.82	3.62	4.39	4.03	7.00	6.28
July 31	4.01	3.68	4.91	3.92	7.50	6.11
April 30	3.73	3.43	3.99	3.62	6.26	5.60
January 31	3.66	3.30	3.58	3.20	5.73	4.95
2001 — October 31	3.64	3.31	3.65	3.05	5.73	4.60
July 31	3.61	3.33	3.53	3.01	5.40	4.63
April 30	3.55	3.30	3.25	3.03	5.04	4.55
January 31	3.59	3.45	3.25	2.88	5.00	4.25

        Central Fund's 40,000 issued and outstanding common shares are closely held and are not publicly traded. On January 31, 2003 there were 55 registered holders of record of such common shares.

DIRECTORS AND OFFICERS

        The directors and officers of Central Fund, and nominees for director, are listed below. Terms of office run from the date of election or appointment until the close of the next annual meeting.

Name, Residence and Principal Occupation	Position and Office with Central Fund	Year Elected or Appointed to Position
John S. Elder Q.C. Toronto, Ontario Partner, Fraser Milner Casgrain LLP (Barristers & Solicitors)	Secretary and Director(C)	1983
Douglas E. Heagle Oakville, Ontario Chairman of NSBL International (International Investor)	Director(A)(C)(U)	1964

Ian M.T. McAvity Toronto, Ontario Corporate Director and President of Deliberations Research Inc. (Economic Consultants)	Director(E)	1983
Michael A. Parente CMA, CFP Hamilton, Ontario President of All-Canadian Management Inc. (Manager of Investment Funds)	Director	1992
Robert R. Sale Tortola, British Virgin Islands Corporate Director	Director(A)(C)(U)	1983
Dale R. Spackman Q.C. Calgary, Alberta Partner, Parlee McLaws LLP (Barristers & Solicitors)	Vice-Chairman and Director(E)	2001 1990
J.C. Stefan Spicer Ancaster, Ontario Chairman and Chief Investment Officer of All-Canadian Management Inc. (Manager of Investment Funds)	President, CEO and Director(E)	1997 1995
Philip M. Spicer Ancaster, Ontario President of The Central Group Alberta Ltd. (Administrator of Central Fund)	Chairman and Director(E)	2001 1961
Malcolm A. Taschereau Navan, Ontario Retired Gold Mining Executive	Director(A)(C)(U)	1985
Catherine A. Spackman CMA Calgary, Alberta Treasurer of The Central Group Alberta Ltd. (Administrator of Central Fund)	Treasurer	1989
Teresa E. Poper Ancaster, Ontario Treasurer of All-Canadian Management Inc. (Manager of Investment Funds)	Assistant-Treasurer	1992

        For description of (A), (C), (E) and (U), see following page.

(A)  Member of Audit Committee

        The Audit Committee meets at least annually with management and the external auditors to discuss the independence of the internal auditors; the scope of the annual audit; the audit plan; access granted to the accounting system and related internal controls, co-operation of management in the audit and review function, the need for internal controls, the financial reporting process and related internal controls and financial risk management so as to satisfy itself that each party is properly discharging its responsibilities. The Committee has direct communication with the outside auditors as may be appropriate to discuss and review specific issues that may arise. The Committee also reviews the quarterly and annual financial statements, the Annual Information Form and the Annual Report including the external auditors' report and Management's Discussion and Analysis. The Committee further reviews the remuneration of and recommends for review by the Board and approval by the shareholders the re-appointment of the external auditors. It also reviews annually the form and adequacy of the compensation of the directors of the Company with a view to having the compensation realistically reflect the responsibilities and risks in being an effective director. The Committee also pre-approves all non-audit services proposed to be provided by the external auditors. No such services other than minor tax-related advice were provided during the past fiscal year. The external auditors of the Company are, as a matter of policy, currently precluded by the Board from supplying actuarial services; appraisal or evaluation services, fairness opinion or contribution-in-kind reports; bookkeeping or other services related to the accounting records or financial statements; broker or dealer, investment advisor or investment banking services; financial information systems design and implementation; internal audit outsourcing; legal services or expert services related to the audit; and management functions or human resources. The charter of the Audit Committee is set out on Central Fund's website. Mr. Heagle chairs the Audit Committee.

(C)  Member of Corporate Governance Committee

        The Corporate Governance Committee is responsible for developing the Company's approach to governance issues, facilitating education programs for all directors, assessing the size and effectiveness of the Board as a whole and of the Committee as well as assessing the contribution of individual Board members. The Committee's responsibility extends to ensuring that the board can function independently of management and monitoring the board's relationship to management. It reviews the communications policy of Central Fund to ensure that communications to shareholders, regulators and the investing public are factual and timely, are broadly disseminated in accordance with applicable policy and law and treat all shareholders fairly with respect to disclosure. The Committee meets independently of management from time to time or as necessary. Mr. Sale chairs the Corporate Governance Committee.

(E)  Member of Executive Committee

        The Executive Committee meets occasionally between regularly scheduled Board meetings and is delegated authority to deal with most matters. The proceedings of the Executive Committee are reviewed by the Board.

(U)
May be regarded as unrelated under the proposed corporate governance guidelines of the Toronto Stock Exchange.

ADDITIONAL INFORMATION

        There are no officers or employees of Central Fund who receive remuneration from Central Fund for acting in such capacity. Officers who are also directors receive the standard director's fee, except that Messrs. P. Spicer and S. Spicer receive no remuneration as directors from Central Fund. Central Fund does not have any retirement or benefit plans. No director or officer of Central Fund is or has been indebted to Central Fund. Mr. Dale Spackman and Mrs. Catherine A. Spackman are husband and wife.

        As of the date hereof, the directors and officers of Central Fund as a group beneficially own, directly or indirectly, approximately 58.6% of the outstanding common shares of Central Fund.

        Central Fund will provide to any person, upon request to Central Fund's President, Treasurer or Secretary at the Shareholder and Investor Inquiries' office located at Box 7319, Ancaster, Ontario L9G 3N6, the following additional information:

  (a)
  when securities of Central Fund are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:
  (i)
  one copy of Central Fund's Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;
  (ii)
  one copy of the comparative financial statements of Central Fund for its most recently completed financial year, together with the accompanying report of Central Fund's auditor, and one copy of any of Central Fund's interim financial statements subsequent to the financial statements for the most recently completed financial year;
  (iii)
  one copy of Central Fund's Management Information Circular in respect of the most recent annual meeting of shareholders that involved the election of directors; and
  (iv)
  one copy of any other document that is incorporated by reference into the short form prospectus or the preliminary short form prospectus and is not required to be provided under (i) to (iii) above; or

  (b)
  at any other time, one copy of any other document referred to in (a)(i), (ii) and (iii) above, provided that Central Fund may require the payment of a reasonable charge if the request is made by a person who is not a holder of Central Fund's securities.

        Additional information, including directors' and officers' remuneration, principal holders of Central Fund's Class A shares and common shares and interests of insiders in material transactions, where applicable, is contained in Central Fund's Management Information Circular dated as of January 10, 2003 in connection with its annual meeting of shareholders to be held on February 24, 2003. Additional financial information is provided in Central Fund's 2002 Annual Report. Copies of Central Fund's Management Information Circular dated as of January 10, 2003 and the 2002 Annual Report may also be obtained by visiting our Website at www.centralfund.com.

UNDERTAKING

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

CONTROLS AND PROCEDURES

        Based on their evaluations as of a date within 90 days of the filing date of this report, the Registrant's Chief Executive Officer and Treasurer have concluded that the Registrant's disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act of 1934, as amended (the "Exchange Act")) are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

        There were no significant changes in the Registrant's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation including any corrective actions with regard to significant deficiencies and material weaknesses.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED
By:	/s/ J.C. STEFAN SPICER
J.C. Stefan Spicer President and Chief Executive Officer

Date: February 24, 2003

CERTIFICATIONS

        I, J.C. Stefan Spicer, President and Chief Executive Officer of Central Fund of Canada Limited, certify that:

1.
I have reviewed this annual report on Form 40-F of Central Fund of Canada Limited;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent functions):

(a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/ J.C. STEFAN SPICER
J.C. Stefan Spicer President and Chief Executive Officer

Date: February 24, 2003

        I, Catherine A. Spackman, Treasurer of Central Fund of Canada Limited, certify that:

1.
I have reviewed this annual report on Form 40-F of Central Fund of Canada Limited;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent functions):

(a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/ CATHERINE A. SPACKMAN
Catherine A. Spackman Treasurer

Date: February 24, 2003

EXHIBIT INDEX

        The following exhibits have been filed as part of the Annual Report:

Exhibit	Description
1	Audited financial statements for the years ended October 31, 2002 and October 31, 2001 and the notes thereto, together with the report of the auditor (included in pages 6 to 14 of Central Fund of Canada Limited's 2002 Annual Report)
2	Management's Discussion and Analysis for the year ended October 31, 2002 (included in pages 15 to 18 of Central Fund of Canada Limited's 2002 Annual Report)
3
Management Information Circular of Central Fund of Canada Limited, dated January 10, 2003 issued in connection with the February 24, 2003 Annual Meeting of Shareholders (incorporated by reference to the Registrant's Report of Foreign Issuer on Form 6-K filed January 23, 2003)
4	Consent of Ernst & Young LLP
5	Certificates pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

QuickLinks

ANNUAL INFORMATION FORM
TABLE OF CONTENTS
DOCUMENTS INCORPORATED BY REFERENCE
REPORTING CURRENCY AND FINANCIAL INFORMATION
INCORPORATION
DESCRIPTION OF THE BUSINESS
SELECTED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MARKET FOR SECURITIES
DIRECTORS AND OFFICERS
ADDITIONAL INFORMATION
UNDERTAKING
CONTROLS AND PROCEDURES
SIGNATURES
CERTIFICATIONS
EXHIBIT INDEX