Form 40-F
CENTRAL FUND OF CANADA LTD
filed 2004-03-19
CIK 784959

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: October 31, 2003
Commission file number: 1-9038

Central Fund of Canada Limited
(Exact Name of Registrant as Specified in Its charter)

Alberta, Canada (Province or Other Jurisdiction of Incorporation or Organization)	N/A (Primary Standard Industrial Classification Code Number (if Applicable))	N/A (I.R.S. Employer Identification Number (if Applicable))
Hallmark Estates, #805, 1323-15th Avenue S.W., Calgary, Alberta, Canada (403) 228-5861 (Address and Telephone Number of Registrant's Principal Executive Office)
Dr. Hans F. Sennholz,
200 East Pine Street,
Grove City, PA 16127
(724) 458-8343
(Name, Address (Including Zip Code)
and Telephone Number (Including Area Code)
of Agent for Service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class Class A shares, without Nominal or par value	Name of Each Exchange on Which Registered American Stock Exchange The Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filing with this form:

☒ Annual Information Form                                  ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report:

Class Class A shares, no par value Common shares, no par value	Outstanding at October 31, 2003 44,746,320 40,000

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "'Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.    ☐ Yes        ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.    ☒ Yes        ☐ No

CONTROLS AND PROCEDURES

        The Registrant carried out an evaluation, under the supervision and with the participation of the Registrant's management, including the Registrant's Chief Executive Officer and Treasurer, of the effectiveness of the Registrant's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934 (the "Exchange Act"). Based on that evaluation, the Chief Executive Officer and Treasurer have concluded that the Registrant's disclosure controls and procedures as of October 31, 2003 were effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms.

AUDIT COMMITTEE FINANCIAL EXPERT

        Douglas E. Heagle, serves as a member of the audit committee of the Registrant's Board of Directors. The Board of Directors has reviewed the definition of "audit committee financial expert" under item 8(a) of General Instruction B to Form 40-F and determined that Douglas E. Heagle satisfies the criteria for an audit committee financial expert under the Exchange Act. The SEC has indicated that the designation of Douglas E. Heagle, as an audit committee financial expert does not make Douglas E. Heagle an "expert" for any purpose, impose any duties, obligations or liability on Douglas E. Heagle that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

        The Registrant has adopted a code of ethics that applies to the Registrant's principal executive officer, principal financial officer and principal accounting officer. A copy of the Registrant's code of ethics is available to any person without charge, upon written request made to Cathy Spackman, Chief Financial Officer at Hallmark Estates, #805, 1323-15th Avenue S.W., Calgary, Alberta, Canada (403) 228-5861.

OFF-BALANCE SHEET ARRANGEMENTS

        The Registrant has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on financial condition.

UNDERTAKINGS

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

CENTRAL FUND OF CANADA LIMITED
March 1, 2004
	By:	/s/ J.C. STEFAN SPICER J.C. Stefan Spicer President and Chief Executive Officer

EXHIBIT INDEX

        The following exhibits have been filed as part of the Annual Report:

Exhibit	Description
99.1	Annual Information Form dated March 1, 2004
99.2	Audited Comparative Consolidated Financial Statements of the Registrant, and the notes thereto for fiscal 2003 together with the report of the auditors thereon, including a U.S. GAAP reconciliation
99.3	Management's Discussion and Analysis for fiscal 2003 found at pages 15 to 18, inclusive, of the 2003 Annual Report of the Registrant
99.4	Consent of Ernst & Young LLP
99.5	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

QuickLinks

CONTROLS AND PROCEDURES
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
OFF-BALANCE SHEET ARRANGEMENTS
UNDERTAKINGS
SIGNATURES
EXHIBIT INDEX