Form 40-F
period 2004-10-31
CENTRAL FUND OF CANADA LTD
filed 2005-02-22
CIK 784959

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: October 31, 2004
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

Class: Class A non-voting shares, no par value Common shares, no par value	Outstanding at January 11, 2005 94,296,230 40,000

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

        The Registrant carried out an evaluation, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer and Treasurer, of the effectiveness of the Registrant’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934 (the “Exchange Act”). Based on that evaluation, the Chief Executive Officer and Treasurer have concluded that the Registrant’s disclosure controls and procedures as of October 31, 2004 were effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

        During the fiscal year ended October 31, 2004, there were no changes in the Registrant’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting (as defined in Rules13a-15(f) and 15d-14(f) under the Securities Exchange Act of 1934).

AUDIT COMMITTEE FINANCIAL EXPERT

        Douglas E. Heagle serves as a member of the audit committee of the Registrant’s Board of Directors. The Board of Directors has reviewed the definition of “audit committee financial expert” under item 8(a) of General Instruction B to Form 40-F and determined that Douglas E. Heagle satisfies the criteria for a audit committee financial expert under the Exchange Act. The SEC has indicated that the designation of Douglas E. Heagle as an audit committee financial expert does not make Douglas E. Heagle an “expert” for any purpose, impose any duties, obligations or liability on Douglas E. Heagle that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

        The Registrant has adopted a code of ethics that applies to the Registrant’s principal executive officer, principal financial officer and principal accounting officer. A copy of Registrant’s code of ethics is available to any person without charge, upon written request made to Catherine A. Spackman, Treasurer at Hallmark Estates, #805, 1323-15th Avenue S.W., Calgary, Alberta, Canada (403) 228-5861.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        See page 16 of the Registrant’s Annual Information Form, which is incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

        The Registrant is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Registrant’s financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        Not required.

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

CENTRAL FUND OF CANADA LIMITED /s/ J.C. Stefan Spicer J.C. Stefan Spicer President and Chief Executive Officer

Date:   February 18, 2005

EXHIBIT INDEX

        The following exhibits have been filed as part of the Annual Report:

Exhibit	Description

99.1	Annual Information Form dated January 11, 2005

99.2	Audited Comparative Consolidated Financial Statements of the Registrant, and the notes thereto for fiscal 2004 together with the report of the auditors thereon, including a U.S. GAAP reconciliation

99.3	Management's Discussion and Analysis for fiscal 2004 found at pages 14 to 19, inclusive, of the 2004 Annual Report of the Registrant

99.4	Consent of Ernst & Young LLP

99.5	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002