Form 40-F/A
period 2006-10-31
CENTRAL FUND OF CANADA LTD
filed 2007-03-07
CIK 784959

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
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

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.        ☐ Yes        ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.        ☒ Yes        ☐ No

 EXPLANATORY NOTE

        This Amendment No. 1 to Form 40-F for the year ended October 31, 2006 is being filed to file an amended auditor's report to the audited financial statements. No change has been made to the financial statements.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED

/s/ J.C. STEFAN SPICER J.C. Stefan Spicer President and Chief Executive Officer
Date: March 7, 2007

EXHIBIT INDEX

        The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
99.1.*	Annual Information Form
99.2.*	Management's Discussion and Analysis
99.3.	Annual Financial Statements
99.4.	Consent of Ernst & Young LLP
99.5.	Certifications of Chief Executive Officer and Treasurer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.
99.6.	Certifications of Chief Executive Officer and Treasurer pursuant to 18 U.S.C. Section 1350.

*
Previously filed

QuickLinks

EXPLANATORY NOTE
SIGNATURES
EXHIBIT INDEX