Form 40-F
period 2007-10-31
CENTRAL FUND OF CANADA LTD
filed 2008-01-10
CIK 784959

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2007                   Commission File Number 1-9038

Central Fund of Canada Limited

(Exact name of registrant as specified in its charter)

Alberta, Canada (Province or Other Jurisdiction of Incorporation or Organization)	Not Applicable (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

Hallmark Estates, #805

1323-15th Avenue S.W.

Calgary, Alberta T3C 0X8, Canada

(403) 228-5861
(Address and telephone number of registrant’s principal executive offices)

DL Services, Inc.
U.S. Bank Center
1420 5th Avenue, Suite 3400
Seattle, WA 98101-4010
 (206) 903-8800
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

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report:

Outstanding at
Class	October 31, 2007
Class A non-voting shares, no par value	125,134,532
Common shares, no par value	50,000

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.   ☐  Yes                   ☒  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes         ☐  No

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant carried out an evaluation as of the end of the period covered by the report, under the supervision and with the participation of the Registrant’s senior executive officers, including the Registrant’s Chief Executive Officer and Treasurer, of the effectiveness of the Registrant’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”).  Based on that evaluation, the Chief Executive Officer and Treasurer have concluded that the Registrant’s disclosure controls and procedures as of October 31, 2007 were effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and is accumulated and communicated to the Registrant’s management, including its Chief Executive Officer and Treasurer, as appropriate, to allow timely disclosure regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Senior executive officers of the Registrant are responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Registrant’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and in the United States of America.  Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the assets of the Registrant; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and directors of the Registrant; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Registrant’s financial statements would be prevented or detected on a timely basis.  Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Further, the evaluation of the effectiveness of internal control over financial reporting was made as of a specific date, and continued effectiveness in future periods is subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with policies and procedures may decline.

Senior executive officers conducted an evaluation of the effectiveness of the Registrant’s internal control over financial reporting based on the framework and criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating  effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, senior executive officers concluded that the Registrant’s internal control over financial reporting was effective as of October 31, 2007.

During the fiscal year ended October 31, 2007, there were no changes in the Registrant’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting (as defined in Rules 13(a)-15(f) and 15d-14(f) under the Exchange Act).

The effectiveness of the Registrant’s  internal control over financial reporting as of October 31, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report and they have expressed an unqualified opinion thereon in their report which appears on page 14 of Exhibit 99.3 hereto.

AUDIT COMMITTEE FINANCIAL EXPERT

Douglas E. Heagle serves as a member of the audit committee of the Registrant’s Board of Directors.  The Board of Directors has reviewed the definition of  “audit committee financial expert” under item 8(a) of General Instruction B to Form 40-F and determined that Douglas E. Heagle satisfies the criteria for an audit committee financial expert under the Exchange Act.  The SEC has indicated that the designation of Douglas E. Heagle as an audit committee financial expert does not make Douglas E. Heagle an “expert” for any purpose, impose any duties, obligations or liability on Douglas E. Heagle that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.  The Registrant confirms all members of the audit committee are independent as disclosed in the Annual Information Form on page 13 which is incorporated herein by reference.  The Registrant also confirms all members of the audit committee are independent under the listing standards of the American Stock Exchange.  All members of the audit committee are listed on page 13 of the Registrant’s Annual Information Form.

CODE OF ETHICS

The Registrant has adopted a code of ethics that applies to the Registrant’s principal executive officer, principal financial officer and principal accounting officer.  A copy of Registrant’s code of ethics is available on their website at www.centralfund.com and without charge, upon written request made to Catherine A. Spackman, Treasurer, at Hallmark Estates, #805, 1323-15th Avenue S.W., Calgary, Alberta, Canada (403) 228-5861.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See page 17 of the Registrant’s Annual Information Form, which is incorporated herein by reference.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Registrant confirms they do not have any outstanding contractual obligations.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED

/s/ J.C. Stefan Spicer
J.C. Stefan Spicer
President and Chief Executive Officer

Date: January 10, 2008

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description

99.1	Annual Information Form

99.2	Management’s Discussion and Analysis

99.3	Annual Financial Statements

99.4	Consent of Ernst & Young LLP

99.5	Certifications of Chief Executive Officer and Treasurer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

99.6	Certifications of Chief Executive Officer and Treasurer pursuant to 18 U.S.C. Section 1350