Form 40-F
CENTRAL FUND OF CANADA LTD
filed 2009-12-18
CIK 784959

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2009                       Commission File Number 1-9038

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
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, WA 98104-7043
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:

Class A Non-Voting Shares	NYSE Amex Equities Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report:

Class	Outstanding at
October 31, 2009
Class A non-voting shares, no par value	196,007,713
Common shares, no par value	40,000

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐ Yes   ☐ No

EXPLANATORY NOTE

Central Fund of Canada Limited (the “Issuer” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act .  The Issuer is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  Equity securities of the Issuer are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

Exhibits 99.1, 99.2 and 99.3 to this Form 40-F are incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333-161635) of the Registrant.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Issuer is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States.  The Issuer prepares its financial statements, which are filed with this report on Form 40-F, in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards.  They may not be comparable  to financial statements of United States companies.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars.  The exchange rate of Canadian dollars into United States dollars, on December 14, 2009, based upon the Bank of Canada noon exchange rate was U.S.$1.00 = CDN.$1.0593.

ANNUAL INFORMATION FORM

The Issuer’s Annual Information Form (“AIF”) for the fiscal year ended October 31, 2009 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited financial statements of the Registrant for the years ended October 31, 2009 and 2008, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 11 to the Registrant’s audited financial statements.

Management’s Discussion and Analysis

The Issuer’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Shareholders should be aware that the acquisition, ownership, and disposition of shares of non-voting, fully participating Class A common stock of the Issuer (the “Class A Shares”) may have tax consequences under the laws of both Canada and the United States. Shareholders are solely responsible for determining the tax consequences applicable to their particular circumstances and should consult their own tax advisors concerning an investment in the Issuer’s Class A Shares.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax consequences to a United States Person (as defined below) arising from and relating to the acquisition, ownership, and disposition of the Company’s Class A Shares.

This summary is only a general discussion and is not intended to be, and should not be construed to be, legal or United States federal income tax advice to any United States Person. In addition, this summary does not discuss all aspects of United States federal income taxation that may be relevant to a United States Person in light of such United States Person’s particular circumstances. No ruling from the Internal Revenue Service has been requested, or will be obtained, regarding the United States federal income tax consequences to United States Persons of the ownership or disposition of Class A Shares. This summary is not binding on the Internal Revenue Service, and the Internal Revenue Service is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the Internal Revenue Service and the United States courts could disagree with one or more of the positions taken in this summary. Moreover, this summary does not include any discussion of United States state or local, United States federal estate or gift, United States federal alternative minimum tax or foreign tax consequences.

Scope of this Summary

Authorities

             This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Form 40-F.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

United States Persons

For purposes of this summary, a “United States Person” means (i) an individual citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state in the United States or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust if either (a) such trust has validly elected to be treated as a United States person for United States federal income tax purposes or (b) a United States court is able to exercise primary supervision over the administration of such trust and one or more United States Persons have the authority to control all substantial decisions of such trust.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not discuss the United States federal income tax consequences to United States Persons that are subject to special treatment under the Code (for example, United States Persons (i) that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (ii) that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (iii) that are dealers in securities or currencies or that are traders in securities that elect to apply a mark-to-market accounting method; (iv) that have a “functional currency” other than the United States dollar; (v) that own Class A Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (vi) that hold Class A Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (vii) that own (directly, indirectly, or constructively) 10% or more of the total combined voting power of the outstanding shares of the Company). The summary below also does not address the consequences of owning Class A Shares to United States Persons who are United States expatriates or former long-term residents of the United States subject to Section 877 of the Code. United States Persons and others that are subject to special provisions under the Code, including United States Persons described immediately above, should consult a tax advisor regarding the United States federal income tax consequences arising from and relating to the ownership of Class A Shares.

The United States federal income tax consequences of the ownership and disposition of the Class A Shares are very complex and, in certain cases, uncertain or potentially unfavorable to United States Persons. Accordingly, a United States Person considering acquiring Class A Shares is strongly urged to consult a tax advisor with respect to the United States federal income, United States state or local, United States federal estate or gift, alternative minimum tax or foreign tax consequences of the ownership and disposition of Class A Shares in light of such United States Person’s particular facts and circumstances.

Sale or Disposition of Class A Shares

A United States Person generally will recognize gain or loss on the sale or other taxable disposition of Class A Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such United States Person’s tax basis in the Class A Shares sold or otherwise disposed of. Amounts received by a United States Person upon the redemption by the Company of Class A Shares will be treated either as a distribution by the Company (See “Distributions on Class A Shares” below) or as a payment in exchange for the Class A Shares, depending on whether and to what extent the redemption reduces the United States Person’s percentage ownership interest in the Company. Generally, a redemption will be treated as an exchange of Class A Shares if (taking into account certain constructive ownership rules under Section 318 of the Code) the redemption (a) completely terminates the United States Person’s interest in the Company under Section 302(b)(3) of the Code, (b) is “substantially disproportionate” with respect to the United States Person under Section 302(b)(2) of the Code, or (c) is “not essentially equivalent to a dividend” under Section 302(b)(1) of the Code. Because the Company has been, and expects to continue to be, a “passive foreign investment company”, the special rules discussed below generally will apply to any gain recognized by a United States Person on sales or other taxable dispositions of Class A Shares. See “Passive Foreign Investment Company Treatment”, below.

Distributions on Class A Shares

A distribution paid on a Class A Share, including a constructive distribution, generally will be included in gross income of a United States Person as ordinary income (without reduction for any amounts withheld in respect of Canadian federal income tax) to the extent of the Company’s current or accumulated “earnings and profits” (as computed under United States federal income tax rules). To the extent that a distribution paid on the Class A Shares exceeds the “earnings and profits” of the Company, such distribution generally will be treated as a non-taxable return of capital to the extent of the tax basis of the Class A Share and then as gain from the sale or exchange of the Class A Share. Dividends paid on the Class A Shares will not be eligible for the maximum 15% United States federal income tax rate generally applicable to dividends paid by a “qualified foreign corporation” to non-corporate United States Persons if the Company qualifies as a “passive foreign investment company” for the Company’s taxable year during which it pays a dividend on the Class A Shares, or for the Company’s immediately preceding taxable year. In addition, dividends paid on the Class A Shares generally will not be eligible for the deduction for dividends received by corporations. Notwithstanding the discussion above, because the Company has been, and expects to continue to be, a “passive foreign investment company”, the special rules discussed below generally will apply to any distribution paid on the Class A Shares. See “Passive Foreign Investment Company Treatment”, below.

Foreign Currency

For U.S. federal income tax purposes, the amount received by a United States Person as payment with respect to a distribution on or a disposition of Class A Shares if paid in Canadian dollars, is the U.S. dollar value at the date of the payment, regardless of whether the payment is promptly converted into U.S. dollars. If the Canadian dollars are not converted into U.S. dollars on the date of the payment, the United States Person may recognize additional ordinary income or loss as a result of currency fluctuations between the date on which the payment is made and the date the payment is converted into U.S. dollars.

Passive Foreign Investment Company Treatment

The Company generally will be a “passive foreign investment company” for United States federal income tax purposes if, for a taxable year, either (i) 75% or more of the gross income of the Company for such taxable year is passive income or (ii) on average, 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. The Company has been, and expects to continue to be, a “passive foreign investment company” for United States federal income tax purposes. The United States federal income tax rules applicable to passive foreign investment companies are very complex and, in certain cases, uncertain. Each United States Person is strongly urged to consult its own tax advisor with respect to the passive foreign investment company rules.

The United States federal income tax consequences to a United States Person that owns (directly or, in certain cases, indirectly) Class A Shares will depend on whether or not a qualified electing fund (a “QEF”) election or a mark-to-market election (a “Mark-to-Market Election”), each as described below, is made by such United States Person with respect to the Company.

Non-Electing Shareholders

If a QEF election is not made by a United States Person, or is not in effect with respect to the entire period that such United States Person has held the Class A Shares, then, unless such United States Person has made the Mark-to-Market Election, any gain recognized on the sale or other taxable disposition of Class A Shares will be treated as ordinary income realized pro rata over such holding period for such Class A Shares. A United States Person will be required to include as ordinary income in the year of disposition the portion of the gain attributed to such year. In addition, such United States Person’s United States federal income tax for the year of disposition will be increased by the sum of (i) the tax computed by using the highest statutory rate applicable to such United States Person for each year (without regard to other income or expenses of such United States Person) on the portion of the gain attributed to years prior to the year of disposition plus (ii) interest on the tax determined under clause (i), at the rate applicable to underpayments of tax, which interest will not be deductible by non-corporate United States Persons, from the due date of the United States federal income tax return (without regard to extensions) for each year described in clause (i) to the due date of the United States federal income tax return (without regard to extensions) for the year of disposition. Under certain proposed Treasury regulations, a “disposition” for this purpose may include, under certain circumstances, transfers at death, gifts, pledges, transfers pursuant to tax-deferred reorganizations and other transactions with respect to which gain ordinarily would not be recognized. Under certain circumstances, the adjustment generally made to the tax basis of property held by a decedent may not apply to the tax basis of Class A Shares if a QEF election was not in effect for the deceased United States Person’s entire holding period. Any loss recognized by a United States Person on the disposition of Class A Shares generally will be capital loss. In addition, rules similar to those applicable to dispositions generally will apply to “excess distributions” paid on a Class A Share (i.e., distributions that exceed 125% of the average amount of distributions received on the Class A Share during the preceding three years or, if shorter, during the United States Person’s holding period for the Class A Share).

QEF Election

A United States Person that owns Class A Shares may elect (assuming that the Company provides such United States Person with certain information) to have the Company treated, with respect to that United States Person, as a QEF. A QEF election must be made by a United States Person before the due date (including extensions) for such United States Person’s United States federal income tax return for the taxable year for which the QEF election is made and, once made, will be effective for all subsequent taxable years of such United States Person, unless revoked with the consent of the Internal Revenue Service. (A United States Person that makes a QEF election with respect to the Company is referred to in this summary as an “Electing Shareholder”.) The Company now makes, and intends to continue to make, available to Electing Shareholders the PFIC Annual Information Statement currently required by the Internal Revenue Service with respect to a QEF election, which will include information as to the allocation of the Company’s “ordinary earnings” and “net capital gains” (each as computed under United States federal income tax rules) among the Class A Shares and as to distributions on such Class A Shares. Such PFIC Annual Information Statement may be used by Electing Shareholders for purposes of complying with the reporting requirements applicable to the QEF election.

Provided that an Electing Shareholder’s QEF election is in effect with respect to the entire holding period for the Class A Shares, any gain or loss recognized by such Electing Shareholder on the sale or other taxable disposition of such Class A Shares generally would be a capital gain or loss. Such capital gain or loss generally would be long-term if such Electing Shareholder had held the Class A Shares for more than one year at the time of the sale or other taxable disposition. For non-corporate United States Persons, long-term capital gain is generally subject to a maximum United States federal income tax rate of 15%. Gain from the disposition of collectibles such as gold or silver, however, is subject to a maximum United States federal income tax rate of 28%. The Internal Revenue Service has authority to issue Treasury regulations applying the 28% tax rate to gain from the sale of an interest in a passive foreign investment company with respect to which a QEF election is in effect, to the extent that such gain is attributable to unrealized appreciation of collectibles held by such passive foreign investment company. As no such Treasury regulations have been issued, the 15% maximum tax rate currently should apply to long-term capital gains arising from the sale or other taxable disposition of Class A Shares by an Electing Shareholder. There can be no assurance, however, as to whether, when or with what effective date any such Treasury regulations may be issued, or whether any such Treasury regulations would subject long-term capital gains realized by an Electing Shareholder from the disposition of Class A Shares to the 28% maximum tax rate.

A United States Person holding Class A Shares with respect to which a QEF election is not in effect for the entire holding period may avoid the adverse ordinary income and interest charge rules described above upon any subsequent disposition of such Class A Shares if such United States Person elects to recognize any gain in such Class A Shares as of the first day in the first year that the QEF election applies to such Class A Shares (a “deemed sale” election). Any gain recognized by a United States Person under such a deemed sale election will, however, be subject to the ordinary income and interest charge rules described above.

An Electing Shareholder will be required to include currently in gross income such Electing Shareholder’s pro rata share of the annual “ordinary earnings” and “net capital gains” (but may not include any net loss) of the Company. Such inclusion will be required whether or not such Electing Shareholder owns Class A Shares for an entire taxable year or at the end of the Company’s taxable year. For purposes of determining the amounts includable in income by Electing Shareholders under the QEF rules, the tax bases of the Company’s assets, and the “ordinary earnings” and “net capital gains” of the Company, will be computed under United States federal income tax rules. Accordingly, it is anticipated that such tax bases, and such “ordinary earnings” and “net capital gains”, will differ from the figures set forth in the Company’s financial statements. The amount currently included in income by an Electing Shareholder will be treated as ordinary income to the extent of the Electing Shareholder’s pro rata share of the Company’s “ordinary earnings” and generally will be treated as long-term capital gain to the extent of such Electing Shareholder’s pro rata share of the Company’s “net capital gains.” The Electing Shareholder will be required to include in income such pro rata share of the “ordinary earnings” and “net capital gains” of the Company, without regard to the amount of cash distributions, if any, received from the Company. Electing Shareholders will be required to pay United States federal income tax currently on such pro rata share of “ordinary earnings” and “net capital gains” of the Company, unless, as described below, an election is made to defer such payment of tax.

Under these QEF rules, in the event that the Company disposes of a portion of its gold or silver holdings, including dispositions in the course of varying its relative investment between gold and silver, Electing Shareholders may be required to report substantial amounts of income for United States federal income tax purposes (in the absence of any cash distributions received from the Company). Historically, the Company has declared and paid a cash distribution of U.S.$0.01 per share (prior to 1996, Cdn.$0.01 per share) on its outstanding Class A Shares. In addition, it is the intention of the Company to distribute to holders of record of Class A Shares and common shares as of the last day of each taxable year (currently October 31) an aggregate amount of cash distributions (including the stated distributions on the Class A Shares) such that the amount of cash distributions payable to an Electing Shareholder that holds Class A Shares for the entire taxable year of the Company will be at least equal to the product of (i) the Company’s “ordinary earnings” and “net capital gains” for such taxable year allocable to such Electing Shareholder and (ii) the highest marginal rate of United States federal income tax on ordinary income or long-term capital gain, as appropriate, applicable to individuals. Because such cash distributions may be subject to Canadian withholding tax and because the amount of such cash distributions will be determined without reference to possible United States state or local income tax liabilities or to the rate of United States federal income tax applicable to corporate United States Persons, such cash distributions may not provide an Electing Shareholder with sufficient cash to pay the United States federal income tax liability arising from the inclusion in income of the Electing Shareholders’ pro rata share of the Company’s “ordinary earnings” and “net capital gains” under the QEF rules.

An Electing Shareholder may elect to defer, until the occurrence of certain events, payment of the United States federal income tax liability arising from the inclusion in income of the Electing Shareholders’ pro rata share of the Company’s “ordinary earnings” and “net capital gains” under the QEF rules, but will be required to pay interest on the deferred tax computed by using the statutory rate of interest applicable to an extension of time for payment of tax.

If an Electing Shareholder demonstrates to the satisfaction of the Internal Revenue Service that amounts actually distributed on the Class A Shares have been previously included in income under the QEF rules by such Electing Shareholder (or a previous United States Person), such distributions generally will not be taxable. An Electing Shareholder’s tax basis in the Class A Shares generally will be increased by any amounts currently included in income under the QEF rules and generally will be decreased by any subsequent distributions from the Company that are treated as non-taxable distributions pursuant to the preceding sentence.

Mark-to-Market Election

A United States Person generally may make a Mark-to-Market Election with respect to shares of “marketable stock” of a passive foreign investment company. Under the Code and Treasury regulations, the term “marketable stock” includes stock of a passive foreign investment company that is “regularly traded” on a “qualified exchange or other market”. Generally, a “qualified exchange or other market” means (i) a national securities exchange which is registered with the Securities and Exchange Commission or the national market system established pursuant to Section 11A of the Securities Exchange Act of 1934 or (ii) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and has the following characteristics: (a) the exchange has trading volume, listing, financial disclosure, and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open market, and to protect investors, and the laws of the country in which the exchange is located and the rules of the exchange ensure that such requirements are actually enforced; and (b) the rules of the exchange ensure active trading of listed stocks. A class of stock is “regularly traded” on a qualified exchange or other market for any calendar year during which such class of stock is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. The Company believes that the Class A Shares are, and expects that the Class A Shares will continue to be, “marketable stock” for purposes of the Mark-to-Market Election rules.

A United States Person that makes a Mark-to-Market Election would generally be required to report gain or loss annually to the extent of the difference, if any, between (i) the fair market value of the Class A Shares at the end of each taxable year and (ii) the adjusted tax basis of the Class A Shares at the end of each taxable year. Any gain under this computation, and any gain recognized on an actual sale or other taxable disposition of the Class A Shares, generally would be treated as ordinary income. Any loss under this computation, and any loss recognized on an actual sale or other taxable disposition of the Class A Shares, generally would be treated as an ordinary loss to the extent of the cumulative net mark-to-market gain, and thereafter would be considered capital loss. The United States Person’s adjusted tax basis in the Class A Shares generally would be adjusted for any gain or loss taken into account under the Mark-to-Market Election.

Unless either (i) the Mark-to-Market Election is made as of the beginning of the United States Person’s holding period for the Class A Shares or (ii) a QEF election has been in effect for such United States Person’s entire holding period for the Class A Shares, any mark-to-market gain for the election year generally will be subject to the ordinary income and interest charge rules described above.

United States Foreign Tax Credit

Subject to complex limitations set forth in the Code, United States Persons may be entitled to claim a credit against their United States federal income tax liability for Canadian federal income tax withheld from distributions paid on the Class A Shares. For purposes of applying the limitations set forth in the Code, dividends paid on the Class A Shares generally will constitute “foreign source” income and generally will be categorized as “passive category income”. Gain from the sale or other disposition of the Class A Shares generally will constitute “US source” income for foreign tax credit purposes unless the gain is subject to tax in Canada and is resourced as “foreign source” under the Treaty and the United States Person elects to treat such gains as “foreign source.” United States Persons that do not elect to claim foreign tax credits for a taxable year may be able to deduct any such Canadian federal income tax withheld. Each United States Person is strongly urged to consult his, her or its own tax advisor with respect to the foreign tax credit rules.

Information Reporting and Backup Withholding

Payments to a United States Person made within the United States, or by a United States payor or United States middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Class A Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a United States Person fails to furnish its correct United States taxpayer identification number, and to make certain certifications, or otherwise fails to establish an exemption. Any amounts withheld under the backup withholding rules from a payment to a United States Person generally may be refunded (or credited against such United States Person’s United States federal income tax liability, if any) provided the required information is furnished to the Internal Revenue Service. Each United States Persons should consult a tax advisor regarding the backup withholding rules.

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant carried out an evaluation as at the end of the period covered by this report, under the supervision and with the participation of the Registrant’s senior executive officers, including the Registrant’s President and Chief Executive Officer and Treasurer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.  Based on that evaluation, the President and Chief Executive Officer and Treasurer and Chief Financial Officer (the Registrant’s Principal Financial Officer) have concluded that as of the end of the period covered by this report, the Issuer’s disclosure controls and procedures were adequately designed and effective to ensure that i) information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and ii) information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our senior executive officers, including its President and Chief Executive Officer and Treasurer and Chief Financial Officer, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Issuer’s senior executive officers are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13(a)-15(f) and 15d-15(f) under the Exchange Act. The Issuer’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and/or procedures may deteriorate.

The senior executive officers conducted an evaluation of the effectiveness, design and operation of the Issuer’s internal control over financial reporting as of October 31, 2009 based on the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating  effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Issuer’s internal control over financial reporting was effective as of October 31, 2009 and no material weaknesses were discovered.

This report is required for U.S. reporting purposes as the Issuer is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, and as the Issuer is an “accelerated filer”, the Issuer is required to provide an auditor’s attestation report on internal control over financial reporting.  The Issuer’s auditor has attested the Issuer’s internal controls over financial reporting for the year ended October 31, 2009.  The auditor’s attestation is filed in Exhibit 99.3 and is incorporated by reference in this annual report on Form 40-F.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During  the period covered by this annual report on Form 40-F, no change occurred in the Issuer’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

The senior executive officers of the Issuer, including the President and Chief Executive Officer and Treasurer and Chief Financial Officer, do not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Issuer have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by officers’ override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CORPORATE GOVERNANCE

The Issuer is listed on the Toronto Stock Exchange and is required to describe its practices and policies with regards to corporate governance with specific reference to the corporate governance guidelines  of the Canadian Securities Administrators on an annual basis by way of a corporate governance statement contained in the Issuer’s annual information form or information circular. The Issuer is also listed on the NYSE Amex Equities (“NYSE Amex”) (formerly the American Stock Exchange) and additionally complies as necessary with the rules and guidelines of NYSE Amex as well as the United States Securities and Exchange Commission (“SEC”). The Issuer reviews its governance practices on an ongoing basis to ensure it is in compliance with the rules and guidelines both in Canada and in the United States. The Issuer is complying with applicable new and revised rules and regulations, introduced pursuant to the Sarbanes-Oxley Act in the United States, by the SEC and NYSE Amex.

The Issuer’s Board of Directors is responsible for the Issuer’s corporate governance policies and has separately designated a standing Corporate Governance Committee. The Issuer’s Board of Directors has determined that the members of the Corporate Governance Committee are independent, based on the criteria for independence and unrelatedness prescribed by the Sarbanes-Oxley Act of 2002, section 10A(m)(3), and the NYSE Amex.

Corporate governance relates to the activities of the Issuer’s board of directors (the “Board”), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the senior officers  who are appointed by the Board and who are charged with the day to day administration of the Issuer.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

AUDIT COMMITTEE

The Issuer’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act.  The members of the Issuer’s Audit Committee are identified on pages 11 and 12 of the Annual Information Form, attached herewith as Exhibit 99.1 and incorporated by reference.  In the opinion of the Board, all members of the Audit Committee are independent as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE Amex and the policies of the Canadian Securities Administrators and are financially literate.

Audit Committee Financial Expert

Douglas E. Heagle, Chairman of the Audit Committee, is the financial expert, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, reviewing, analyzing or evaluating financial statements that entail accounting issues that are generally comparable in breadth and complexity to the issues raised by the Issuer's financial statements (or actively supervising another person who did so); has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

The members of the Audit Committee do not have fixed terms and are appointed and replaced annually by resolution of the Board.

The Audit Committee meets with the President and Chief Executive Officer and the Treasurer and Chief Financial Officer of the Issuer and the Issuer’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as accounting policies, audit procedures and audit plans.  The Audit Committee also recommends to the Board the auditors to be appointed and their compensation.  In addition, the Committee reviews and recommends to the Board for approval the Issuer’s financial statements and reports, the Management’s Discussion and Analysis and Annual Information Form, and undertakes other activities required by regulatory authorities.

Audit Committee Charter

The Issuer’s Audit Committee Charter is available on the Issuer’s website at www.centralfund.com, in the Annual Information Form attached hereto as Exhibit 99.1 or in print to any shareholder who provides the Issuer with a written request.

PRINCIPAL ACCOUNTING FEES AND SERVICES

Ernst & Young LLP acted as the Issuer’s independent auditor for the fiscal year ended October 31, 2009. See page 17 of the Registrant’s Annual Information Form, which is attached hereto as Exhibit 99.1 for the total amount billed to the Issuer by Ernst & Young LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in United States dollars.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

See page 17 of the Registrant’s Annual Information Form incorporated by reference to this document as Exhibit 99.1.

OFF-BALANCE SHEET TRANSACTIONS

The Issuer does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF CONDUCT AND ETHICS

The Board has adopted a written Code of Conduct and Ethics by which the principal executive officer, principal financial officer and principal accounting officer of the Issuer abide.  In addition, the Board, through its meetings with officers and other informal discussions with officers, encourages a culture of ethical business conduct and believes the Issuer's high caliber officers promote a culture of ethical business conduct throughout the Issuer's operations and is expected to monitor the activities of the Issuer’s officers, consultants and agents in that regard.  The Board encourages any concerns regarding ethical conduct in respect of the Issuer’s operations to be raised, on an anonymous basis, with the President and CEO, the  Chairman, or another Board member as appropriate.

It is a requirement of applicable corporate law that directors or directors and officers who have an interest in a transaction or agreement with the Issuer promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material.

A copy of the Registrant’s Code of Conduct and Ethics is available on its website at www.centralfund.com and without charge, upon written request made to Catherine A. Spackman, Treasurer and Chief Financial Officer at Hallmark Estates, #805, 1323-15th Avenue S.W., Calgary, Alberta, Canada (403) 228-5861.

CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management’s Discussion and Analysis — Contractual Obligations ” contained in Exhibit 99.2 as filed with this annual report on Form 40-F contains the Issuer’s disclosure of contractual obligations and is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended October  31, 2009 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE AMEX CORPORATE GOVERNANCE

The Issuer’s Class A Shares are listed on the NYSE Amex.  Section 110 of the AMEX Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations.  An issuer seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Issuer’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

Shareholder Meeting Quorum Requirement:  The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a company listed on the NYSE Amex is required to state its quorum requirement in its bylaws.  The Issuer’s quorum requirement is set forth in its bylaws.  A quorum for a meeting of shareholders of the Issuer is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 10% of the common shares entitled to be voted at the meeting.

Proxy Delivery Requirement:  NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Issuer is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Issuer are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act.  The Issuer solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, we may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on our website at www.centralfund.com.  Information contained on our website is not part of this annual report.

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

CONSENT TO SERVICE OF PROCESS

The Issuer filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file the Form 40-F arises.

Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED

/s/ J.C. Stefan Spicer
J.C. Stefan Spicer
President and Chief Executive Officer

Date: December 18, 2009

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description

99.1	Annual Information Form

99.2	Management’s Discussion and Analysis

99.3	Annual Financial Statements

99.4	Consent of Ernst & Young LLP

99.5	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350