Form 40-F
period 2010-10-31
CENTRAL FUND OF CANADA LTD
filed 2010-12-22
CIK 784959

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2010                        Commission File Number 1-9038

Central Fund of Canada Limited
(Exact name of registrant as specified in its charter)

Alberta, Canada	Not Applicable	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code)	Identification No.)

Hallmark Estates, #805
1323-15 th Avenue S.W.
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

Class	Outstanding at
October 31, 2010
Class A non-voting shares, no par value	238,282,713
Common shares, no par value	40,000

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

Central Fund of Canada Limited (the “ Issuer ” or the “ Registrant ”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “ Exchange Act ”) on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act .  The Issuer is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  Equity securities of the Issuer are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars.  The exchange rate of Canadian dollars into United States dollars, on December 20, 2010, based upon the Bank of Canada noon exchange rate was U.S.$1.00 = CDN.$1.0178.

ANNUAL INFORMATION FORM

The Issuer’s Annual Information Form (“AIF”) for the fiscal year ended October 31, 2010 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT ’ S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited financial statements of the Registrant for the years ended October 31, 2010 and 2009, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 11 to the Registrant’s audited financial statements.

Management’s Discussion and Analysis

The Issuer’s management ’ s discussion and analysis (“ MD&A” ) is filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

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

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

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

Provided that an Electing Shareholder’s QEF election is in effect with respect to the entire holding period for the Class A Shares, any gain or loss recognized by such Electing Shareholder on the sale or other taxable disposition of such Class A Shares generally would be a capital gain or loss. Such capital gain or loss generally would be long-term if such Electing Shareholder had held the Class A Shares for more than one year at the time of the sale or other taxable disposition. For non-corporate United States Persons, long-term capital gain is generally subject to a current maximum United States federal income tax rate of 15%. Gain from the disposition of collectibles such as gold or silver, however, is subject to a current maximum United States federal income tax rate of 28%. The Internal Revenue Service has authority to issue Treasury regulations applying the 28% tax rate to gain from the sale of an interest in a passive foreign investment company with respect to which a QEF election is in effect, to the extent that such gain is attributable to unrealized appreciation of collectibles held by such passive foreign investment company. As no such Treasury regulations have been issued, the 15% maximum tax rate currently should apply to long-term capital gains arising from the sale or other taxable disposition of Class A Shares by an Electing Shareholder. There can be no assurance, however, as to whether, when or with what effective date any such Treasury regulations may be issued, or whether any such Treasury regulations would subject long-term capital gains realized by an Electing Shareholder from the disposition of Class A Shares to the 28% maximum tax rate.

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

Information Reporting and Backup Withholding

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on United States Persons that hold certain specified foreign financial assets in excess of $50,000.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  United States Persons may be subject to these reporting requirements unless their Class A Shares are held in an account at a domestic financial institution.  Penalties for failure to file certain of these information returns are substantial.  United States Persons should consult with their own tax advisors regarding the requirements of filing information returns, and, if applicable, filing obligations relating to a Mark-to-Market or QEF election.

Payments to a United States Person made within the United States, or by a United States payor or United States middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Class A Shares generally will be subject to information reporting and backup withholding tax, at the current rate of 28%, if a United States Person fails to furnish its correct United States taxpayer identification number, and to make certain certifications, or otherwise fails to establish an exemption. Any amounts withheld under the backup withholding rules from a payment to a United States Person generally may be refunded (or credited against such United States Person’s United States federal income tax liability, if any) provided the required information is furnished to the Internal Revenue Service. Each United States Persons should consult a tax advisor regarding the backup withholding rules.

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

The senior executive officers conducted an evaluation of the effectiveness, design and operation of the Issuer’s internal control over financial reporting as of October 31, 2010 based on the criteria established in Internal Control – Integrated Framework , issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating  effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Issuer’s internal control over financial reporting was effective as of October 31, 2010 and no material weaknesses were discovered.

This report is required for U.S. reporting purposes as the Issuer is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, and as the Issuer is an “accelerated filer”, the Issuer is required to provide an auditor’s attestation report on internal control over financial reporting.  The Issuer’s auditor has attested the Issuer’s internal controls over financial reporting for the year ended October 31, 2010.  The auditor’s attestation is filed in Exhibit 99.3 and is incorporated by reference in this annual report on Form 40-F.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During  the period covered by this annual report on Form 40-F, no change occurred in the Issuer ’s internal control over financial reporting that has materially affected , or is reasonably likely to materially affect , the Issuer ’s internal control over financial reporting.

The senior executive officers of the Issuer, including the President and Chief Executive Officer and Treasurer and Chief Financial Officer, do not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Issuer have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by officers’ override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there ca n be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CORPORATE GOVERNANCE

The Issuer is listed on the Toronto Stock Exchange and is required to describe its practices and policies with regards to corporate governance with specific reference to the corporate governance guidelines  of the Canadian Securities Administrators on an annual basis by way of a corporate governance statement contained in the Issuer’s annual information form or information circular. The Issuer is also listed on the NYSE Amex (“NYSE Amex” ) (formerly the American Stock Exchange) and additionally complies as necessary with the rules and guidelines of NYSE Amex as well as the United States Securities and Exchange Commission (“ SEC” ). The Issuer reviews its governance practices on an ongoing basis to ensure it is in compliance with the rules and guidelines both in Canada and in the United States. The Issuer is complying with applicable n e w and revised rules and regulations, introduced pursuant to the Sarbanes-Oxley Act in the United States, by the SEC and NYSE Amex.

The Issuer’s Board of Directors is responsible for the Issuer’s corporate governance policies and has separately designated a standing Corporate Governance Committee. The Issuer’s Board of Directors has determined that the members of the Corporate Governance Committee are independent, based on the criteria for independence and unrelatedness prescribed by the Sarbanes-Oxley Act o f 2002, section 10A(m)(3), and the NYSE Amex.

Corporate governance relates to the activities of the Issuer’s board of directors (the “Board” ), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the senior officers  who are appointed by the Board and who are charged with the day to day administration of the Issuer.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to  effective and efficient decision making.

AUDIT COMMITTEE

The Issuer’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act.  The members of the Issuer’s Audit Committee are identified on page 15 of the Annual Information Form, attached herewith as Exhibit 99.1 and incorporated by reference.  In the opinion of the Board, all members of the Audit Committee are independent as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE Amex and the policies of the Canadian Securities Administrators and are financially literate.

Audit Committee Financial Expert

Douglas E. Heagle , Chairman of the Audit Committee, is the financial expert, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, reviewing, analyzing or evaluating financial statements that entail accounting issues that are generally comparable in breadth and complexity to the issues raised by the Issuer's financial statements (or actively supervising another person who did so); has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

The members of the Audit Committee do not have fixed terms and are appointed and replaced annually by resolution of the Boa rd.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES

Ernst & Young LLP acted as the Issuer’s independent auditor for the fiscal year ended October 31, 2010. See page 20 of the Registrant’s Annual Information Form, which is attached hereto as Exhibit 99.1 for the total amount billed to the Issuer by Ernst & Young LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees) in United States dollars.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

See page • of the Registrant’s Annual Information Form incorporated by reference to this document as Exhibit 99.1 ..

OFF-BALANCE SHEET TRANSACTIONS

The Issuer does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF CONDUCT AND ETHICS

The Board has adopted a written Code of Conduct and Ethics by which the principal executive officer, principal financial officer and principal accounting officer of the Issuer abide.  In addition, the Board, through its meetings with officers and other informal discussions with officers, encourages a culture of ethical business conduct and believes the Issuer's high caliber officers promote a culture of ethical business conduct throughout the Issuer's operations and is expected to monitor the activities of the Issuer’s officers, consultants and agents in that regard.  The Board encourages any concerns regarding ethical conduct in respect of the Issuer’s operation s to be raised, on an anonymous basis, with the President and CEO, the  Chairman, or the Secretary, as appropriate.

It is a requirement of applicable corporate law that directors or directors and officers who have an interest in a transaction or agreement with the Issuer promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material.

A copy of the Registrant’s Code of Conduct and Ethics is available on its website at www.centralfund.com and without charge, upon written request made to Catherine A. Spackman, Treasurer and Chief Financial Officer at Hallmark Estates, #805, 1323-15 th Avenue S.W., Calgary, Alberta, Canada (403) 228-5861.

CONTRACTUAL OBLIGATIONS

The information provided under the heading “ Management’s Discussion and Analysis — Contractual Obligations ” contained in Exhibit 99.2 as filed with this annual report on Form 40-F contains the Issuer’s disclosure of contractual obligations and is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended October  31, 2010 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE AMEX CORPORATE GOVERNANCE

The Issuer’s Class A Shares are listed on the NYSE Amex.  Section 110 of the AMEX Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations.  An issuer seeking relief under these provision s is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Issuer’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

Shareholder Meeting Quorum Requirement :  The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a compan y listed on the NYSE Amex is required to state its quorum requirement in its bylaws.  The Issuer ’ s quorum requirement is set forth in its bylaws.  A quorum for a meeting of shareholders of the Issuer is two persons who are, or who represent by proxy, share holders who, in the aggregate, hold at least 10% of the common shares entitled to be voted at the meeting.

Proxy Delivery Requirement :  NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Issuer is a “ foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Issuer are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act.  The Issuer solicits proxies in accordance with applicable rules and regulations in Canada.

Independence of Directors: NYSE Amex requires that the majority of a company’s directors be independent. Under Canadian securities law, subject to certain exceptions, at least three directors of a company must be independent, as is the case with the Issuer. Currently only 50% of the Issuer's directors are independent.

The foregoing are consistent with the laws, customs and practices in  Canada ..

In addition, we may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non- complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on our website at www.centralfund.com.  Information contained on our website is not part of this annual report.

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

CONSENT TO SERVICE OF PROCESS

The Issuer filed an Appointment of Agent for Ser vice of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file the Form 40-F arises.

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

CENTRAL FUND OF CANADA LIMITED

/s/ J.C. Stefan Spicer
J.C. Stefan Spicer
President and Chief Executive Officer

Date: December 22, 2010

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