Form 40-F
period 2011-10-31
CENTRAL FUND OF CANADA LTD
filed 2011-12-14
CIK 784959

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2011                   Commission File Number 1-9038

Central Fund of Canada Limited

(Exact name of registrant as specified in its charter)

Alberta, Canada	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code)	Identification No.)

Hallmark Estates, #805

1323-15th Avenue S.W.

Calgary, Alberta T3C 0X8

Canada

(403) 228-5861

(Address and telephone number of registrant’s principal executive offices)

DL Services, Inc.

Columbia Center

701 Fifth Avenue, Suite 6100

Seattle, Washington 98104-7043

(206) 903-8800

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Class A non-voting shares, no par value	NYSE Amex LLC
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

Outstanding at
Class	October 31, 2011
Class A non-voting shares, no par value	254,432,713
Common shares, no par value	40,000

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

Central Fund of Canada Limited (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multijurisdictional disclosure system of the Exchange Act.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

NOTE TO UNITED STATES READERS:

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F (this “Annual Report”) in accordance with Canadian disclosure requirements, which are different from those of the United States.  The Company prepares its financial statements, which are filed as Exhibits to this Annual Report, in accordance with Canadian generally accepted accounting practices (“Canadian GAAP”), and they may be subject to Canadian auditing and auditor independence standards.  They may not be comparable to financial statements of United States companies.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars.  As of December 12, 2011, the noon buying rate in New York City for cable transfers in United States dollars as certified for customs purposes by the Federal Reserve Bank of New York was U.S.$1.00 = Cdn.$1.0275.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended October 31, 2011 is filed as Exhibit 99.1 and is hereby incorporated by reference in this Annual Report.

AUDITED ANNUAL FINANCIAL STATEMENTS AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The Company’s audited Statements of Net Assets as of October 31, 2011 and 2010 and its Statements of Income, Statements of Changes in Net Assets and Statements of Shareholders’ Equity for the years ended October 31, 2011, 2010 and 2009, along with the notes to such financial statements and the reports of the independent auditors with respect thereto, and the information included under the heading “Management’s Responsibility for Financial Reporting and Effectiveness of Internal Control over Financial Reporting,” each of which are filed as part of Exhibit 99.3, are hereby incorporated by reference in this Annual Report.  For a reconciliation of important differences between Canadian GAAP and generally accepted accounting principles in the United States of America, see Note 11 to the Company’s audited financial statements.

Management’s Discussion and Analysis

The management’s discussion and analysis (“MD&A”) prepared by the Company is filed as Exhibit 99.2 and is hereby incorporated by reference in this Annual Report.

TAX MATTERS

Shareholders should be aware that the acquisition, ownership, and disposition of shares of non-voting, fully participating Class A common stock of the Company (the “Class A Shares”) may have tax consequences under the laws of both Canada and the United States.  Shareholders are solely responsible for determining the tax consequences applicable to their particular circumstances and should consult their own tax advisors concerning an investment in the Company’s Class A Shares.

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

Distributions on Class A Shares

A distribution paid on a Class A Share, including a constructive distribution, generally will be included in gross income of a United States Person as ordinary income (without reduction for any amounts withheld in respect of Canadian federal income tax) to the extent of the Company’s current or accumulated “earnings and profits” (as computed under United States federal income tax rules). To the extent that a distribution paid on the Class A Shares exceeds the “earnings and profits” of the Company, such distribution generally will be treated as a non-taxable return of capital to the extent of the tax basis of the Class A Share and then as gain from the sale or exchange of the Class A Share. Dividends paid on the Class A Shares will not be eligible for the long-term capital gains tax rate generally applicable to dividends paid by a “qualified foreign corporation” to non-corporate United States Persons if the Company qualifies as a “passive foreign investment company” for the Company’s taxable year during which it pays a dividend on the Class A Shares, or for the Company’s immediately preceding taxable year. In addition, dividends paid on the Class A Shares generally will not be eligible for the deduction for dividends received by corporations. Notwithstanding the discussion above, because the Company has been, and expects to continue to be, a “passive foreign investment company”, the special rules discussed below generally will apply to any distribution paid on the Class A Shares. See “Passive Foreign Investment Company Treatment” below.

Additional Tax on Dividends and Capital Gains After 2012

For tax years beginning after December 31, 2012, certain United States Persons who are individuals, estates or trusts shall be required to pay up to an additional 3.8% tax on, among other things, dividends and capital gains.

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

Passive Foreign Investment Company Treatment

The Company generally will be a “passive foreign investment company” for United States federal income tax purposes if, for a taxable year, either (i) 75% or more of the gross income of the Company for such taxable year is passive income or (ii) on average, 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. The Company has been, and expects to continue to be, a “passive foreign investment company” for United States federal income tax purposes. In any tax year in which the Company is classified as a PFIC, a United States Person would be required to file an annual report with the IRS containing such information as Treasury regulations and/or other IRS guidelines may require.  The United States federal income tax rules applicable to passive foreign investment companies are very complex and, in certain cases, uncertain. Each United States Person is strongly urged to consult its own tax advisor with respect to the passive foreign investment company rules.

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

QEF Election

A United States Person that owns Class A Shares may elect (assuming that the Company provides such United States Person with certain information) to have the Company treated, with respect to that United States Person, as a QEF. A QEF election must be made by a United States Person before the due date (including extensions) for such United States Person’s United States federal income tax return for the taxable year for which the QEF election is made, and, once made, will be effective for all subsequent taxable years of such United States Person, unless revoked with the consent of the Internal Revenue Service. (A United States Person that makes a QEF election with respect to the Company is referred to in this summary as an “Electing Shareholder”). The Company now makes, and intends to continue to make, available to Electing Shareholders the PFIC Annual Information Statement currently required by the Internal Revenue Service with respect to a QEF election, which will include information as to the allocation of the Company’s “ordinary earnings” and “net capital gains” (each as computed under United States federal income tax rules) among the Class A Shares and as to distributions on such Class A Shares. Such PFIC Annual Information Statement may be used by Electing Shareholders for purposes of complying with the reporting requirements applicable to the QEF election.

Provided that an Electing Shareholder’s QEF election is in effect with respect to the entire holding period for the Class A Shares, any gain or loss recognized by such Electing Shareholder on the sale or other taxable disposition of such Class A Shares generally would be a capital gain or loss. Such capital gain or loss generally would be long-term if such Electing Shareholder had held the Class A Shares for more than one year at the time of the sale or other taxable disposition. For non-corporate United States Persons, long-term capital gain is generally subject to a current maximum United States federal income tax rate of 15% (which is currently scheduled to increase to 20% for tax years beginning on or after January 1, 2013). Gain from the disposition of collectibles such as gold or silver, however, is subject to a current maximum United States federal income tax rate of 28%. The Internal Revenue Service has authority to issue Treasury regulations applying the 28% tax rate to gain from the sale of an interest in a passive foreign investment company with respect to which a QEF election is in effect, to the extent that such gain is attributable to unrealized appreciation of collectibles held by such passive foreign investment company. As no such Treasury regulations have been issued, the 15% maximum tax rate (which is currently scheduled to increase to 20% for tax years beginning on or after January 1, 2013) currently should apply to long-term capital gains arising from the sale or other taxable disposition of Class A Shares by an Electing Shareholder. There can be no assurance, however, as to whether, when or with what effective date any such Treasury regulations may be issued, or whether any such Treasury regulations would subject long-term capital gains realized by an Electing Shareholder from the disposition of Class A Shares to the 28% maximum tax rate.

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

Under these QEF rules, in the event that the Company disposes of a portion of its gold or silver holdings, including dispositions in the course of varying its relative investment between gold and silver, Electing Shareholders may be required to report substantial amounts of income for United States federal income tax purposes (in the absence of any cash distributions received from the Company). Historically, the Company has declared and paid a cash distribution of U.S.$0.01 per share (prior to 1996, Cdn.$0.01 per share) on its outstanding Class A Shares. In addition, it is the intention of the Company to distribute to holders of record of Class A Shares and common shares as of the last day of each taxable year (currently October 31) an aggregate amount of cash distributions (including the stated distributions on the Class A Shares) such that the amount of cash distributions payable to an Electing Shareholder that holds Class A Shares for the entire taxable year of the Company will be at least equal to the product of (i) the Company’s “ordinary earnings” and “net capital gains” for such taxable year allocable to such Electing Shareholder and (ii) the highest marginal rate of United States federal income tax on ordinary income or long-term capital gain, as appropriate, applicable to individuals. As discussed above, for non-corporate United States Persons, long-term capital gain from the disposition of collectibles such as gold or silver is subject to a maximum United States federal income tax rate of 28%.  Because such cash distributions may be subject to Canadian withholding tax and because the amount of such cash distributions will be determined without reference to possible United States state or local income tax liabilities or to the rate of United States federal income tax applicable to corporate United States Persons, such cash distributions may not provide an Electing Shareholder with sufficient cash to pay the United States federal income tax liability arising from the inclusion in income of the Electing Shareholders’ pro rata share of the Company’s “ordinary earnings” and “net capital gains” under the QEF rules.

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

United States Foreign Tax Credit

Subject to complex limitations set forth in the Code, United States Persons may be entitled to claim a credit against their United States federal income tax liability for Canadian federal income tax withheld from distributions paid on the Class A Shares. For purposes of applying the limitations set forth in the Code, dividends paid on the Class A Shares generally will constitute “foreign source” income and generally will be categorized as “passive category income”. However, the amount of a distribution with respect to the Class A Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a United States Person with respect to such distribution.  Gain from the sale or other disposition of the Class A Shares generally will constitute “U.S. source” income for foreign tax credit purposes unless the gain is subject to tax in Canada and is resourced as “foreign source” under the Treaty and the United States Person elects to treat such gains as “foreign source.” United States Persons that do not elect to claim foreign tax credits for a taxable year may be able to deduct any such Canadian federal income tax withheld. Each United States Person is strongly urged to consult his, her or its own tax advisor with respect to the foreign tax credit rules.

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

Payments to a United States Person made within the United States, or by a United States payor or United States middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Class A Shares generally will be subject to information reporting and backup withholding tax, at the current rate of 28% (increasing to 31% for payments made after December 31, 2012), if a United States Person fails to furnish its correct United States taxpayer identification number, and to make certain certifications, or otherwise fails to establish an exemption. Any amounts withheld under the backup withholding rules from a payment to a United States Person generally may be refunded (or credited against such United States Person’s United States federal income tax liability, if any) provided the required information is furnished to the Internal Revenue Service. Each United States Persons should consult a tax advisor regarding the backup withholding rules.

DISCLOSURE CONTROLS AND PROCEDURES

The Company carried out an evaluation as at the end of the fiscal year covered by this Annual Report, under the supervision and with the participation of the Company’s senior executive officers, including the Company’s President and Chief Executive Officer and Treasurer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.  Based on that evaluation, the President and Chief Executive Officer and Treasurer and Chief Financial Officer have concluded that as of the end of the fiscal year covered by this Annual Report, the Company’s disclosure controls and procedures were adequately designed and effective to ensure that i) information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and ii) information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is accumulated and communicated to the Company’s senior executive officers, including its President and Chief Executive Officer and Treasurer and Chief Financial Officer, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s senior executive officers are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and/or procedures may deteriorate.

The senior executive officers conducted an evaluation of the effectiveness, design and operation of the Company’s internal control over financial reporting as of October 31, 2011 based on the criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, the senior executive officers have concluded that the Company’s internal control over financial reporting was effective as of October 31, 2011 and no material weaknesses were discovered.

This report is required for U.S. reporting purposes as the Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, and as the Company is an “accelerated filer,” the Company is required to provide an auditor’s attestation report on management’s assessment of the Company’s internal control over financial reporting for the fiscal year ended October 31, 2011.  The auditor’s attestation is filed as part of Exhibit 99.3 and is incorporated by reference in this Annual Report.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the fiscal year covered by this Annual Report, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The senior executive officers of the Company, including the President and Chief Executive Officer and Treasurer and Chief Financial Officer, do not expect that the Company’s disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by officers’ override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

CORPORATE GOVERNANCE

The Company is listed on the Toronto Stock Exchange and is required to describe its practices and policies with regard to corporate governance with specific reference to the corporate governance guidelines of the Canadian Securities Administrators on an annual basis by way of a corporate governance statement contained in the Company’s annual information form or information circular.  The Company is also listed on the NYSE Amex LLC (“NYSE Amex” ) and additionally complies as necessary with the rules and guidelines of NYSE Amex as well as the United States Securities and Exchange Commission (the “Commission”). The Company reviews its governance practices on an ongoing basis to ensure it is in compliance with the applicable laws, rules and guidelines both in Canada and in the United States.

The Company’s board of directors is responsible for the Company’s corporate governance policies and has separately designated a standing Corporate Governance Committee.  The Company’s board of directors has determined that the members of the Corporate Governance Committee are independent, based on the criteria for independence and unrelatedness prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3), and NYSE Amex.

Corporate governance relates to the activities of the Company’s board of directors, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the senior officers who are appointed by the board and who are charged with the day to day administration of the Company.  The Company’s board of directors is committed to sound corporate governance practices that are both in the interest of its shareholders and contribute to effective and efficient decision making.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the fiscal year ended October 31, 2011 to directors and executive officers concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE

The Company’s board of directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the Company’s Audit Committee are identified on page 16 of the Annual Information Form, filed as Exhibit 99.1 to this Annual Report, and incorporated by reference herein.  In the opinion of the Company’s board of directors, all members of the Audit Committee are independent as determined under Rule 10A-3 of the Exchange Act, the rules of NYSE Amex and the policies of the Canadian Securities Administrators and are financially literate.

Audit Committee Financial Expert

Bruce D. Heagle, Chairman of the Audit Committee, is the financial expert, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable in breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements (or actively supervising one or more persons engaged in such activities); has an understanding of internal controls and procedures over financial reporting and an understanding of audit committee functions.

The members of the Audit Committee do not have fixed terms and are appointed and replaced annually by resolution of the Company’s board of directors.

The Audit Committee meets with the President and Chief Executive Officer and the Treasurer and Chief Financial Officer of the Company and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as accounting policies, audit procedures and audit plans.  The Audit Committee also recommends to the Company’s board of directors the auditors to be appointed and their compensation.  In addition, the Audit Committee reviews and recommends to the Company’s board of directors for approval the Company’s financial statements and reports, the MD&A and the Annual Information Form, and undertakes other activities required by regulatory authorities.

Audit Committee Charter

The Company’s Audit Committee Charter is available on the Company’s website at www.centralfund.com, in the Annual Information Form filed as Exhibit 99.1 to this Annual Report or in print to any shareholder who provides the Company with a written request made to Catherine A. Spackman, Treasurer and Chief Financial Officer, at Hallmark Estates, #805, 1323-15th Avenue S.W., Calgary, Alberta T3C 0X8, Canada.

CODE OF CONDUCT AND ETHICS

The Company’s board of directors has adopted a written Code of Conduct and Ethics by which the principal executive officer, principal financial officer and principal accounting officer of the Company abide.  In addition, the Company’s board of directors, through its meetings with officers and other informal discussions with officers, encourages a culture of ethical business conduct and believes the Company’s high caliber officers promote a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s officers, consultants and agents in that regard.  The Company’s board of directors encourages any concerns regarding ethical conduct in respect of the Company’s operations to be raised, on an anonymous basis, with the President and CEO, the Chairman, or the Secretary, as appropriate.

It is a requirement of applicable corporate law that directors or directors and officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Company’s board of directors at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material.

A copy of the Company’s Code of Conduct and Ethics is available on its website at www.centralfund.com and without charge, upon written request made to Catherine A. Spackman, Treasurer and Chief Financial Officer, at Hallmark Estates, #805, 1323-15th Avenue S.W., Calgary, Alberta T3C 0X8, Canada.

PRINCIPAL ACCOUNTING FEES AND SERVICES

Ernst & Young LLP acted as the Company’s independent auditor for the fiscal year ended October 31, 2011.  See page 20 of the Company’s Annual Information Form, which is filed as Exhibit 99.1 to this Annual Report, for the total amount in United States dollars billed to the Company by Ernst & Young LLP for services performed in the last two fiscal years by category of service.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT AUDITORS

See “Audit Committee Matters” beginning on page 16 of the Company’s Annual Information Form filed as Exhibit 99.1 to this Annual Report and incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangemnts.

CONTRACTUAL OBLIGATIONS

The following table lists, as of October 31, 2011, information with respect to the Company’s known contractual obligations.

Payments due by period
Contractual Obligations (1)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$—	$—	$—	$—	$—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	—	—	—	—	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under Canadian GAAP	—	—	—	—	—
Total	$—	$—	$—	$—	$—

(1) The Company pays administrator and safekeeping fees, as discussed in the items expressly incorporated by reference herein.

NYSE AMEX CORPORATE GOVERNANCE

The Company’s Class A Shares are listed on NYSE Amex.  Section 110 of the NYSE Amex Company Guide permits NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations.  An issuer seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

Shareholder Meeting Quorum Requirement.  The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a company listed on NYSE Amex is required to state its quorum requirement in its bylaws.  The Company’s quorum requirement is set forth in its bylaws.  A quorum for a meeting of shareholders of the Company is two persons who are, or who represent by proxy, share holders who, in the aggregate, hold at least 10% of the common shares entitled to be voted at the meeting.

Proxy Delivery Requirement.  NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to Commission proxy rules.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act.  The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Independence of Directors.  NYSE Amex requires that the majority of a company’s directors be independent.  Under Canadian securities law, subject to certain exceptions, at least three directors of a company must be independent.  The Company currently has four independent directors, which constitute a majority of its board members.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, we may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non- complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on our website at www.centralfund.com.  Information contained on, or accessible through, our website is not part of this Annual Report.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has filed an Appointment of Agent for Service of Process and Undertaking on Form F-X in connection with the class of securities in relation to which the obligation to file this Annual Report arises.

Any change to the name or address of the Registrant’s agent for service of process shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED

/s/ J.C. Stefan Spicer
J.C. Stefan Spicer
President and Chief Executive Officer

Date:  December 14, 2011

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report:

Exhibit	Description

99.1	Annual Information Form

99.2	Management’s Discussion and Analysis

99.3	Annual Financial Statements

99.4	Consent of Ernst & Young LLP

99.5	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Exchange Act

99.6	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350