Form 40-F
period 2012-10-31
CENTRAL FUND OF CANADA LTD
filed 2012-12-12
CIK 784959

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2012                   Commission File Number 1-9038

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

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Class A non-voting shares, no par value	NYSE MKT LLC
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

Outstanding at
Class	October 31, 2012
Class A non-voting shares, no par value	254,432,713
Common shares, no par value	40,000

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars.  As of December 11, 2012, the noon buying rate in New York City for cable transfers in United States dollars as certified for customs purposes by the Federal Reserve Bank of New York was U.S.$1.00 = Cdn.$0.9867.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended October 31, 2012 is filed as Exhibit 99.1 and is hereby incorporated by reference in this Annual Report.

AUDITED ANNUAL FINANCIAL STATEMENTS AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The Company’s audited Statements of Net Assets as of October 31, 2012 and 2011 and its Statements of Income, Statements of Changes in Net Assets and Statements of Shareholders’ Equity for the years ended October 31, 2012, 2011 and 2010, along with the notes to such financial statements and the reports of the independent auditors with respect thereto, and the information included under the heading “Management’s Responsibility for Financial Reporting and Effectiveness of Internal Control over Financial Reporting,” each of which are filed as part of Exhibit 99.3 , are hereby incorporated by reference in this Annual Report.  For a reconciliation of important differences between Canadian GAAP and generally accepted accounting principles in the United States of America, see Note 10 to the Company’s audited financial statements.

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

This summary is only a general discussion and is not intended to be, and should not be construed to be, legal or United States federal income tax advice to any United States Person. In addition, this summary does not discuss all aspects of United States federal income taxation that may be relevant to a United States Person in light of such United States Person’s particular circumstances. Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. No ruling from the Internal Revenue Service (“IRS”) has been requested, or will be obtained, regarding the United States federal income tax consequences to United States Persons on the ownership or disposition of Class A Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the United States courts could disagree with one or more of the positions taken in this summary. Moreover, this summary does not include any discussion of United States state or local, United States federal estate or gift, United States federal alternative minimum tax or foreign tax consequences.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Form 40-F.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

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

U.S. Person Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not discuss the United States federal income tax consequences to United States Persons that are subject to special treatment under the Code (for example, United States Persons (i) that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (ii) that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (iii) that are dealers in securities or currencies or that are traders in securities that elect to apply a mark-to-market accounting method; (iv) that have a “functional currency” other than the United States dollar; (v) that own Class A Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (vi) that hold Class A Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (vii) that own (directly, indirectly, or constructively) 10% or more of the total combined voting power of the outstanding shares of the Company). This summary also does not address the onsequences of owning Class A Shares by United States Persons who are United States expatriates or former long-term residents of the United States subject to Section 877 of the Code. United States Persons and others that are subject to special provisions under the Code, including United States Persons described immediately above, should consult a tax advisor regarding the United States federal income tax consequences arising from and relating to the ownership and disposition of Class A Shares.

The United States federal income tax consequences of the ownership and disposition of the Class A Shares are very complex and, in certain cases, uncertain or potentially unfavorable to United States Persons. Accordingly, a United States Person considering acquiring Class A Shares is strongly urged to consult its own tax advisor with respect to the United States federal income, United States state or local, United States federal estate or gift, alternative minimum tax or foreign tax consequences of the ownership and disposition of Class A Shares in light of such United States Person’s particular facts and circumstances.

Sale or Disposition of Class A Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a United States Person generally will recognize gain or loss on the sale or other taxable disposition of Class A Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such United States Person’s tax basis in the Class A Shares sold or otherwise disposed of. Amounts received by a United States Person upon the redemption by the Company of Class A Shares will be treated either as a distribution by the Company (See “Distributions on Class A Shares” below) or as a payment in exchange for the Class A Shares, depending on whether and to what extent the redemption reduces the United States Person’s percentage ownership interest in the Company. Generally, a redemption will be treated as an exchange of Class A Shares if (taking into account certain constructive ownership rules under Section 318 of the Code) the redemption (a) completely terminates the United States Person’s interest in the Company under Section 302(b)(3) of the Code, (b) is “substantially disproportionate” with respect to the United States Person under Section 302(b)(2) of the Code, or (c) is “not essentially equivalent to a dividend” under Section 302(b)(1) of the Code. Gain or loss recognized on a sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Class A Shares have been held for more than one year. Preferential tax rates apply to long-term capital gain of a United States Person that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a United States Person that is a corporation. Deductions for capital losses are subject to significant limitations under the Code. Because the Company has been, and expects to continue to be, a PFIC, the special rules discussed below generally will apply to any gain recognized by a United States Person on sales or other taxable dispositions of Class A Shares. See “Passive Foreign Investment Company Treatment”, below.

Distributions on Class A Shares

Subject to the PFIC rules discussed below, a distribution paid on a Class A Share, including a constructive distribution, generally will be included in gross income of a United States Person as ordinary income (without reduction for any amounts withheld in respect of Canadian federal income tax) to the extent of the Company’s current or accumulated “earnings and profits” (as computed under United States federal income tax rules). To the extent that a distribution paid on the Class A Shares exceeds the “earnings and profits” of the Company, such distribution generally will be treated as a non-taxable return of capital to the extent of the tax basis of the Class A Share and then as gain from the sale or exchange of the Class A Share. Dividends paid on the Class A Shares will not be eligible for the United States federal income tax rate generally applicable to dividends paid by a “qualified foreign corporation” to non-corporate United States Persons if the Company is a PFIC for the Company’s taxable year during which it pays a dividend on the Class A Shares, or for the Company’s immediately preceding taxable year. In addition, dividends paid on the Class A Shares generally will not be eligible for the deduction for dividends received by corporations. Notwithstanding the discussion above, because the Company has been, and expects to continue to be, a PFIC, the special rules discussed below generally will apply to any distribution paid on the Class A Shares. See “Passive Foreign Investment Company Treatment” below.

Foreign Currency

For U.S. federal income tax purposes, the amount received by a United States Person as payment with respect to a distribution on or a disposition of Class A Shares if paid in Canadian dollars, is the U.S. dollar value at ne date of the payment, regardless of whether the payment is promptly converted into U.S. dollars. If the Canadian dollars are not converted into U.S. dollars on the date of the payment, the United States Person may recognize additional ordinary income or loss as a result of currency fluctuations between the date on which the payment is made and the date the payment is converted into U.S. dollars.

Passive Foreign Investment Company Treatment

The Company generally will be a PFIC for United States federal income tax purposes if, for a taxable year, either (i) 75% or more of the gross income of the Company for such taxable year is passive income or (ii) on average, 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. The Company has been, and expects to continue to be, a PFIC for United States federal income tax purposes. The United States federal income tax rules applicable to PFICs are very complex and, in certain cases, uncertain. Each United States Person is strongly urged to consult its own tax advisor with respect to the PFIC rules.

The United States federal income tax consequences to a United States Person that owns (directly or, in certain cases, indirectly) Class A Shares will depend on whether or not a qualified electing fund (a “QEF”) election or a mark-to-market election (a “Mark-to-Market Election”), each as described below, is made by such United States Person with respect to the Company.

In any year in which the Company is classified as a PFIC, a United States Person may be required to file an annual report with the IRS containing such information as Treasury regulations and/or other IRS guidance may require. United States Persons should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

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

QEF Election

A United States Person that owns Class A Shares may elect (assuming that the Company provides such United States Person with certain information) to have the Company treated, with respect to that United States Person, as a QEF. A QEF election must be made by a United States Person before the due date (including extensions) for such United States Person’s United States federal income tax return for the taxable year for which the QEF election is made, and, once made, will be effective for all subsequent taxable years of such United States Person, unless revoked with the consent of the IRS. (A United States Person that makes a QEF election with respect to the Company is referred to in this summary as an “Electing Shareholder”). The Company now makes, and intends to continue to make, available to Electing Shareholders the PFIC Annual Information Statement currently required by the IRS with respect to a QEF election, which will include information as to the allocation of the Company’s “ordinary earnings” and “net capital gains” (each as computed under United States federal income tax rules) among the Class A Shares and as to distributions on such Class A Shares. Such PFIC Annual Information Statement may be used by Electing Shareholders for purposes of complying with the reporting requirements applicable to the QEF election.

Provided that an Electing Shareholder’s QEF election is in effect with respect to the entire holding period for the Class A Shares, any gain or loss recognized by such Electing Shareholder on the sale or other taxable disposition of such Class A Shares generally would be a capital gain or loss. Such capital gain or loss generally would be long-term if such Electing Shareholder had held the Class A Shares for more than one year at the time of the sale or other taxable disposition. For non-corporate United States Persons, long-term capital gain is generally subject to a current maximum United States federal income tax rate of 15% (currently scheduled to increase to 20% on January 1, 2013). Long-term capital gain from the disposition of collectibles such as gold or silver, however, is subject to a maximum United States federal income tax rate of 28%. The IRS has authority to issue Treasury regulations applying the 28% tax rate to gain from the sale of an interest in a PFIC with respect to which a QEF election is in effect, to the extent that such gain is attributable to unrealized appreciation of collectibles held by such PFIC. As no such Treasury regulations have been issued, the 15% maximum tax rate (currently scheduled to increase to 20% on January 1, 2013) currently should apply to long-term capital gains arising from the sale or other taxable disposition of Class A Shares by an Electing Shareholder. There can be no assurance, however, as to whether, when or with what effective date any such Treasury regulations may be issued, or whether any such Treasury regulations would subject long-term capital gains recognized by an Electing Shareholder from the disposition of Class A Shares to the 28% maximum tax rate.

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

Under these QEF rules, in the event that the Company disposes of a portion of its gold or silver holdings, including dispositions in the course of varying its relative investment between gold and silver, Electing Shareholders may be required to report substantial amounts of income for United States federal income tax purposes (in the absence of any cash distributions received from the Company). Historically, the Company has declared and paid a cash distribution of U.S.$0.01 per share (prior to 1996, Cdn.$0.01 per share) on its outstanding Class A Shares. In addition, it is the intention of the Company to distribute to holders of record of Class A Shares and common shares as of the last day of each taxable year (currently October 31) an aggregate amount of cash distributions (including the stated distributions on the Class A Shares) such that the amount of cash distributions payable to an Electing Shareholder that holds Class A Shares for the entire taxable year of the Company will be at least equal to the product of (i) the Company’s “ordinary earnings” and “net capital gains” for such taxable year allocable to such Electing Shareholder and (ii) the highest marginal rate of United States federal income tax on ordinary income or long-term capital gain, as appropriate, applicable to individuals.   Any such cash distributions (other than certain capital gains dividends) to non-residents of Canada will be subject to Canadian withholding tax. Because such cash distributions may be subject to Canadian withholding tax and because the amount of such cash distributions will be determined without reference to possible United States state or local income tax liabilities or to the rate of United States federal income tax applicable to corporate United States Persons, such cash distributions may not provide an Electing Shareholder with sufficient cash to pay the United States federal income tax liability arising from the inclusion in income of the Electing Shareholder’s pro rata share of the Company’s “ordinary earnings” and “net capital gains” under the QEF rules.

An Electing Shareholder may elect to defer, until the occurrence of certain events, payment of the United States federal income tax liability arising from the inclusion in income of the Electing Shareholder’s pro rata share of the Company’s “ordinary earnings” and “net capital gains” under the QEF rules, but will be required to pay interest on the deferred tax computed by using the statutory rate of interest applicable to an extension of time for payment of tax.

If an Electing Shareholder demonstrates to the satisfaction of the IRS that amounts actually distributed on the Class A Shares have been previously included in income under the QEF rules by such Electing Shareholder (or a previous United States Person), such distributions generally will not be taxable. An Electing Shareholder’s tax basis in the Class A Shares generally will be increased by any amounts currently included in income under the QEF rules and generally will be decreased by any subsequent distributions from the Company that are treated as non-taxable distributions pursuant to the preceding sentence.

Mark-to-Market Election

A United States Person generally may make a Mark-to-Market Election with respect to shares of “marketable stock” of a PFIC. Under the Code and Treasury regulations, the term “marketable stock” includes stock of a PFIC that is “regularly traded” on a “qualified exchange or other market”. Generally, a “qualified exchange or other market” means (i) a national securities exchange which is registered with the Securities and Exchange Commission or the national market system established pursuant to Section 11A of the Securities Exchange Act of 1934 or (ii) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and has the following characteristics: (a) the exchange has trading volume, listing, financial disclosure, and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open market, and to protect investors, and the laws of the country in which the exchange is located and the rules of the exchange ensure that such requirements are actually enforced; and (b) the rules of the exchange ensure active trading of listed stocks. A class of stock is “regularly traded” on a qualified exchange or other market for any calendar year during which such class of stock is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. The Company believes that the Class A Shares are, and expects that the Class A Shares will continue to be, “marketable stock” for purposes of the Mark-to-Market Election rules.

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

United States Foreign Tax Credit

Subject to complex limitations set forth in the Code, United States Persons may be entitled to claim a credit against their United States federal income tax liability for Canadian federal income tax withheld from distributions paid on the Class A Shares. For purposes of applying the limitations set forth in the Code, dividends paid on the Class A Shares generally will constitute “foreign source” income and generally will be categorized as “passive category income”. Gain from the sale or other disposition of the Class A Shares generally will constitute “United States source” income for foreign tax credit purposes unless the gain is subject to tax in Canada and is resourced as “foreign source” under the Treaty and the United States Person elects to treat such gains as “foreign source.” United States Persons that do not elect to claim foreign tax credits for a taxable year may be able to deduct any such Canadian federal income tax withheld. Each United States Person is strongly urged to consult his, her or its own tax advisor with respect to the foreign tax credit rules.

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from dispositions of property (other than property held in a trade or business). United States Persons should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Class A Shares.

Information Reporting and Backup Withholding

Under U.S. federal income tax law and Treasury regulations, certain categories of United States Persons must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are United States Persons that hold certain specified foreign financial assets meeting certain minimum thresholds.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  United States Persons may be subject to these reporting requirements unless their Class A Shares are held in an account at a domestic financial institution.  Penalties for failure to file certain of these information returns are substantial.  United States Persons should consult with their own tax advisors regarding the requirements for filing information returns under these rules, including requirements to file an IRS Form 8938.

Payments to a United States Person made within the United States, or by a United States payor or United States middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Class A Shares generally will be subject to information reporting and backup withholding tax, at the current rate of 28% (expected to be increased to 31% for payments made after December 31, 2012), if a United States Person fails to furnish its correct United States taxpayer identification number, and to make certain certifications, or otherwise fails to establish an exemption. Any amounts withheld under the backup withholding rules from a payment to a United States Person generally may be refunded (or credited against such United States Person’s United States federal income tax liability, if any) provided the required information is furnished to the IRS.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Person. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Person should consult its own tax advisors regarding the information reporting and backup withholding rules.

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

The senior executive officers conducted an evaluation of the effectiveness, design and operation of the Company’s internal control over financial reporting as of October 31, 2012 based on the criteria established in Internal Control — Integrated Framework , issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, the senior executive officers have concluded that the Company’s internal control over financial reporting was effective as of October 31, 2012 and no material weaknesses were discovered.

This report is required for U.S. reporting purposes as the Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, and as the Company is an “accelerated filer,” the Company is required to provide an auditor’s attestation report on management’s assessment of the Company’s internal control over financial reporting for the fiscal year ended October 31, 2012.  The auditor’s attestation is filed as part of Exhibit 99.3 and is incorporated by reference in this Annual Report.

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

CORPORATE GOVERNANCE

The Company is listed on the Toronto Stock Exchange and is required to describe its practices and policies with regard to corporate governance with specific reference to the corporate governance guidelines of the Canadian Securities Administrators on an annual basis by way of a corporate governance statement contained in the Company’s annual information form or information circular.  The Company is also listed on the NYSE MKT LLC (“NYSE MKT” ) and additionally complies as necessary with the rules and guidelines of NYSE MKT as well as the United States Securities and Exchange Commission (the “Commission”). The Company reviews its governance practices on an ongoing basis to ensure it is in compliance with the applicable laws, rules and guidelines both in Canada and in the United States.

The Company’s board of directors is responsible for the Company’s corporate governance policies and has separately designated a standing Corporate Governance Committee.  The Company’s board of directors has determined that the members of the Corporate Governance Committee are independent, based on the criteria for independence and unrelatedness prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3), and NYSE MKT.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the fiscal year ended October 31, 2012 to directors and executive officers concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE

The Company’s board of directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the Company’s Audit Committee are identified on page 15 of the Annual Information Form, filed as Exhibit 99.1 to this Annual Report, and incorporated by reference herein.  In the opinion of the Company’s board of directors, all members of the Audit Committee are independent as determined under Rule 10A-3 of the Exchange Act, the rules of NYSE MKT and the policies of the Canadian Securities Administrators and are financially literate.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES

Ernst & Young LLP acted as the Company’s independent auditor for the fiscal year ended October 31, 2012.  See page 20 of the Company’s Annual Information Form, which is filed as Exhibit 99.1 to this Annual Report, for the total amount in United States dollars billed to the Company by Ernst & Young LLP for services performed in the last two fiscal years by category of service.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT AUDITORS

See “Audit Committee Matters” beginning on page 16 of the Company’s Annual Information Form filed as Exhibit 99.1 to this Annual Report and incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The following table lists, as of October 31, 2012, information with respect to the Company’s known contractual obligations.

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

NYSE MKT CORPORATE GOVERNANCE

The Company’s Class A Shares are listed on NYSE MKT. Section 110 of the NYSE MKT Company Guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations.  An issuer seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is as follows:

Shareholder Meeting Quorum Requirement ..  The NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a company listed on NYSE MKT is required to state its quorum requirement in its bylaws.  The Company’s quorum requirement is set forth in its bylaws.  A quorum for a meeting of shareholders of the Company is two persons who are, or who represent by proxy, share holders who, in the aggregate, hold at least 10% of the common shares entitled to be voted at the meeting.

Proxy Delivery Requirement.   NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to Commission proxy rules.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act.  The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Independence of Directors.  NYSE MKT requires that the majority of a company’s directors be independent.  Under Canadian securities law, subject to certain exceptions, at least three directors of a company must be independent.  The Company currently has four independent directors, which constitute a majority of its board members.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, we may from time-to-time seek relief from NYSE MKT corporate governance requirements on specific transactions under Section 110 of the NYSE MKT Company Guide by providing written certification from independent local counsel that the non- complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on our website at www.centralfund.com.  Information contained on, or accessible through, our website is not part of this Annual Report.

MINE SAFETY DISCLOSURE

Not applicable.

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

CENTRAL FUND OF CANADA LIMITED

/s/ J.C. Stefan Spicer
J.C. Stefan Spicer
President and Chief Executive Officer

Date:  December 12, 2012

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

