Form 40-F
period 2013-10-31
CENTRAL FUND OF CANADA LTD
filed 2013-12-12
CIK 784959

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2013	Commission File Number 001-09038

Central Fund of Canada Limited
(Exact name of registrant as specified in its charter)

Alberta, Canada	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization	(Primary Standard Industrial Classification Code	(I.R.S. Employer Identification No.)

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

Class	Outstanding at October 31, 2013
Class A non-voting shares, no par value	254,432,713
Common shares, no par value	40,000

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. As of December 9, 2013, the noon buying rate in New York City for cable transfers in United States dollars as certified for customs purposes by the Federal Reserve Bank of New York was U.S.$1.00 = Cdn.$1.0641.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended October 31, 2013 is filed as Exhibit 99.1 and is hereby incorporated by reference in this Annual Report.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The Company’s audited Statements of Net Assets as of October 31, 2013 and 2012 and its Statements of Income, Statements of Changes in Net Assets and Statements of Shareholders’ Equity for the years ended October 31, 2013, 2012 and 2011, along with the notes to such financial statements and the reports of the independent auditors with respect thereto, and the information included under the heading “Management’s Responsibility for Financial Reporting and Effectiveness of Internal Control over Financial Reporting,” each of which are filed as part of Exhibit 99.3, are hereby incorporated by reference in this Annual Report. For a reconciliation of important differences between Canadian GAAP and generally accepted accounting principles in the United States of America, see Note 10 to the Company’s audited financial statements.

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

U.S. Person Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not discuss the United States federal income tax consequences to United States Persons that are subject to special treatment under the Code (for example, United States Persons (i) that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (ii) that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (iii) that are dealers in securities or currencies or that are traders in securities that elect to apply a mark-to-market accounting method; (iv) that have a “functional currency” other than the United States dollar; (v) that own Class A Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (vi) that hold Class A Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (vii) that own (directly, indirectly, or constructively) 10% or more of the total combined voting power of the outstanding shares of the Company). This summary also does not address the consequences of owning Class A Shares by United States Persons who are United States expatriates or former long-term residents of the United States subject to Section 877 of the Code. United States Persons and others that are subject to special provisions under the Code, including United States Persons described immediately above, should consult a tax advisor regarding the United States federal income tax consequences arising from and relating to the ownership and disposition of Class A Shares.

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

Provided that an Electing Shareholder’s QEF election is in effect with respect to the entire holding period for the Class A Shares, any gain or loss recognized by such Electing Shareholder on the sale or other taxable disposition of such Class A Shares generally would be a capital gain or loss. Such capital gain or loss generally would be long-term if such Electing Shareholder had held the Class A Shares for more than one year at the time of the sale or other taxable disposition. For non-corporate United States Persons, long-term capital gain is generally subject to a current maximum United States federal income tax rate of 20%. Long-term capital gain from the disposition of collectibles such as gold or silver, however, is subject to a maximum United States federal income tax rate of 28%. The IRS has authority to issue Treasury regulations applying the 28% tax rate to gain from the sale of an interest in a PFIC with respect to which a QEF election is in effect, to the extent that such gain is attributable to unrealized appreciation of collectibles held by such PFIC. As no such Treasury regulations have been issued, the 20% maximum tax rate currently should apply to long-term capital gains arising from the sale or other taxable disposition of Class A Shares by an Electing Shareholder. There can be no assurance, however, as to whether, when or with what effective date any such Treasury regulations may be issued, or whether any such Treasury regulations would subject long-term capital gains recognized by an Electing Shareholder from the disposition of Class A Shares to the 28% maximum tax rate.

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

An Electing Shareholder will be required to include currently in gross income such Electing Shareholder’s pro rata share of the annual “ordinary earnings” and “net capital gains” (but may not include any net loss) of the Company. Such inclusion will be required whether or not such Electing Shareholder owns Class A Shares for an entire taxable year or at the end of the Company’s taxable year. For purposes of determining the amounts includable in income by Electing Shareholders under the QEF rules, the tax bases of the Company’s assets, and the “ordinary earnings” and “net capital gains” of the Company, will be computed under United States federal income tax rules. Accordingly, it is anticipated that such tax bases, and such “ordinary earnings” and “net capital gains”, will differ from the figures set forth in the Company’s financial statements. The amount currently included in income by an Electing Shareholder will be treated as ordinary income to the extent of the Electing Shareholder’s pro rata share of the Company’s “ordinary earnings” and generally will be treated as long-term capital gain to the extent of such Electing Shareholder’s pro rata share of the Company’s “net capital gains.” The Electing Shareholder will be required to include in income such pro rata share of the “ordinary earnings” and “net capital gains” of the Company, without regard to the amount of cash distributions, if any, received from the Company. Electing Shareholders will be required to pay United States federal income tax currently on such pro rata share of “ordinary earnings” and “net capital gains” of the Company, unless, as described below, an election is made to defer such payment of tax. Under these QEF rules, in the event that the Company disposes of a portion of its gold or silver holdings, including dispositions in the course of varying its relative investment between gold and silver, Electing Shareholders may be required to report substantial amounts of income for United States federal income tax purposes (in the absence of any cash distributions received from the Company). Historically, the Company has declared and paid a cash distribution of U.S. $0.01 per share (prior to 1996, Cdn. $0.01 per share) on its outstanding Class A Shares. In addition, it is the intention of the Company to distribute to holders of record of Class A Shares and common shares as of the last day of each taxable year (currently October 31) an aggregate amount of cash distributions (including the stated distributions on the Class A Shares) such that the amount of cash distributions payable to an Electing Shareholder that holds Class A Shares for the entire taxable year of the Company will be at least equal to the product of (i) the Company’s “ordinary earnings” and “net capital gains” for such taxable year allocable to such Electing Shareholder and (ii) the highest marginal rate of United States federal income tax on ordinary income or long-term capital gain, as appropriate, applicable to individuals. Any such cash distributions (other than certain capital gains dividends) to non-residents of Canada will be subject to Canadian withholding tax. Because such cash distributions may be subject to Canadian withholding tax and because the amount of such cash distributions will be determined without reference to possible United States state or local income tax liabilities or to the rate of United States federal income tax applicable to corporate United States Persons, such cash distributions may not provide an Electing Shareholder with sufficient cash to pay the United States federal income tax liability arising from the inclusion in income of the Electing Shareholder’s pro rata share of the Company’s “ordinary earnings” and “net capital gains” under the QEF rules.

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

Additional Tax on Passive Income

Individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from dispositions of property (other than property held in certain trades or businesses). United States Persons should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Class A Shares.

Information Reporting and Backup Withholding

Under U.S. federal income tax law and Treasury regulations, certain categories of United States Persons must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are United States Persons that hold certain specified foreign financial assets meeting certain minimum thresholds. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. United States Persons may be subject to these reporting requirements unless their Class A Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. United States Persons should consult with their own tax advisors regarding the requirements for filing information returns, including requirements to file an IRS Form 8938.

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

The senior executive officers conducted an evaluation of the effectiveness, design and operation of the Company’s internal control over financial reporting as of October 31, 2013 based on the criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, the senior executive officers have concluded that the Company’s internal control over financial reporting was effective as of October 31, 2013 and no material weaknesses were discovered.

This report is required for U.S. reporting purposes as the Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act. Our independent auditor, Ernst & Young LLP, which has audited the Registrant’s consolidated financial statements for the year ended October 31, 2013, has also issued a report on internal controls under the auditing standards of the Public Companies Accounting Oversight Board (United States). This report is located on page 16 of the Annual Shareholders’ Report.

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

CORPORATE GOVERNANCE

The Company is listed on the Toronto Stock Exchange and is required to describe its practices and policies with regard to corporate governance with specific reference to the corporate governance guidelines of the Canadian Securities Administrators on an annual basis by way of a corporate governance statement contained in the Company’s annual information form or information circular. The Company is also listed on the NYSE MKT LLC (“NYSE MKT”) and additionally complies as necessary with the rules and guidelines of NYSE MKT as well as the United States Securities and Exchange Commission (the “Commission”). The Company reviews its governance practices on an ongoing basis to ensure it is in compliance with the applicable laws, rules and guidelines both in Canada and in the United States.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the fiscal year ended October 31, 2013 to directors and executive officers concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES

Ernst & Young LLP acted as the Company’s independent auditor for the fiscal year ended October 31, 2013. See page 20 of the Company’s Annual Information Form, which is filed as Exhibit 99.1 to this Annual Report, for the total amount in United States dollars billed to the Company by Ernst & Young LLP for services performed in the last two fiscal years by category of service.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

See “Audit Committee Matters” beginning on page 16 of the Company’s Annual Information Form filed as Exhibit 99.1 to this Annual Report and incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The following table lists, as of October 31, 2013, information with respect to the Company’s known contractual obligations.

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

Shareholder Meeting Quorum Requirement. The NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on NYSE MKT is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its bylaws. A quorum for a meeting of shareholders of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 10% of the common shares entitled to be voted at the meeting.

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

Compensation Committee. The Company has elected not to adopt Section 805(c) of the NYSE MKT Company Guide applicable to charters and independence of Compensation Committees of U.S. domestic issuers.  As a foreign private issuer, the Company is not required to comply with these rules.

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

CENTRAL FUND OF CANADA LIMITED

/s/ J.C. Stefan Spicer
J.C. Stefan Spicer
President and Chief Executive Officer

Date: December 12, 2013

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

