Form 40-F/A
period 2013-10-31
CENTRAL FUND OF CANADA LTD
filed 2013-12-12
CIK 784959

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

(AMENDMENT NO.1)

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

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

2

EXPLANATORY NOTE

Central Fund of Canada Limited (the “Company” or the “Registrant”) is filing this Amendment No. 1 on Form 40-F/A (this “Amendment”) to our Annual Report on Form 40-F for the fiscal year ended October 31, 2013 (the “Original Filing”), filed with the United States Securities and Exchange Commission (the “Commission”) on December 12, 2013. We are filing this Amendment for the sole purpose of revising the exhibit reference for the Company’s audited annual financial statements and the exhibit index list. Except for the matters described above, this Amendment does not modify or update our disclosures in the Original Filing filed with the Commission.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The Company’s audited Statements of Net Assets as of October 31, 2013 and 2012 and its Statements of Income, Statements of Changes in Net Assets and Statements of Shareholders’ Equity for the years ended October 31, 2013, 2012 and 2011, along with the notes to such financial statements and the reports of the independent auditors with respect thereto, and the information included under the heading “Management’s Responsibility for Financial Reporting and Effectiveness of Internal Control over Financial Reporting,” each of which are filed as part of Exhibit 99.2, are hereby incorporated by reference in this Annual Report. For a reconciliation of important differences between Canadian GAAP and generally accepted accounting principles in the United States of America, see Note 10 to the Company’s audited financial statements.

Management’s Discussion and Analysis

The management’s discussion and analysis (“MD&A”) prepared by the Company is filed as Exhibit 99.2 and is hereby incorporated by reference in this Annual Report.

3

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED

/s/ J.C. Stefan Spicer
J.C. Stefan Spicer
President and Chief Executive Officer

Date: December 12, 2013

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report:

Exhibit	Description

99.1	Annual Information Form

99.2	Annual Financial Statements and Management’s Discussion and Analysis

99.4	Consent of Ernst & Young LLP

99.5	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Exchange Act

99.6	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350