Form 40-F
period 2014-10-31
CENTRAL FUND OF CANADA LTD
filed 2014-12-10
CIK 784959

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2014	Commission File Number 001-09038

Central Fund of Canada Limited
(Exact name of registrant as specified in its charter)

Alberta, Canada	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization	(Primary Standard Industrial Classification Code	(I.R.S. Employer Identification No.)

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

Class	Outstanding at October 31, 2014
Class A non-voting shares, no par value	254,432,713
Common shares, no par value	40,000

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. As of December 8, 2014, the noon buying rate in New York City for cable transfers in United States dollars as certified for customs purposes by the Federal Reserve Bank of New York was U.S.$1.00 = Cdn.$1.1472.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended October 31, 2014 is filed as Exhibit 99.1 and is hereby incorporated by reference in this Annual Report.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The Company’s audited Statements of Net Assets as of October 31, 2014 and 2013 and its Statements of Income (Loss), Statements of Changes in Net Assets and Statements of Shareholders’ Equity for the years ended October 31, 2014, 2013 and 2012, along with the notes to such financial statements and the reports of the independent auditors with respect thereto, and the information included under the heading “Management’s Responsibility for Financial Reporting and Effectiveness of Internal Control over Financial Reporting,” each of which are filed as part of Exhibit 99.2, are hereby incorporated by reference in this Annual Report. For a reconciliation of important differences between Canadian GAAP and generally accepted accounting principles in the United States of America, see Note 10 to the Company’s audited financial statements.

Management’s Discussion and Analysis

The management’s discussion and analysis (“MD&A”) prepared by the Company is filed as part of Exhibit 99.2 and is hereby incorporated by reference in this Annual Report.

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

In any year in which the Company is classified as a PFIC, a United States Person will be required to file an annual report with the IRS containing such information as Treasury regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. United States Persons should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

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

Information Reporting and Backup Withholding

Under U.S. federal income tax law and Treasury regulations, certain categories of United States Persons must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are United States Persons that hold certain specified foreign financial assets meeting certain minimum thresholds. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. United States Persons may be subject to these reporting requirements unless their Class A Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. Pursuant to the Foreign Account Tax Compliance Act, the Company may be required to enter into an agreement with the IRS to disclose certain information regarding certain United States Persons to the IRS. United States Persons should consult with their own tax advisors regarding the requirements for filing information returns, including requirements to file an IRS Form 8938.

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

The senior executive officers conducted an evaluation of the effectiveness, design and operation of the Company’s internal control over financial reporting as of October 31, 2014 based on the criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, the senior executive officers have concluded that the Company’s internal control over financial reporting was effective as of October 31, 2014 and no material weaknesses were discovered.

This report is required for U.S. reporting purposes as the Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act. Our independent auditor, Ernst & Young LLP, which has audited the Registrant’s consolidated financial statements for the year ended October 31, 2014, has also issued an attestation report on internal control over financial reporting under the auditing standards of the Public Companies Accounting Oversight Board (United States). This report is located on page 16 of the Annual Report to Shareholders, attached hereto as Exhibit 99.2, and incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the fiscal year ended October 31, 2014 to directors and executive officers concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES

Ernst & Young LLP acted as the Company’s independent auditor for the fiscal year ended October 31, 2014. See page 20 of the Company’s Annual Information Form, which is filed as Exhibit 99.1 to this Annual Report, for the total amount in United States dollars billed to the Company by Ernst & Young LLP for services performed in the last two fiscal years by category of service.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

See “Audit Committee Matters” beginning on page 15 of the Company’s Annual Information Form filed as Exhibit 99.1 to this Annual Report and incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The following table lists, as of October 31, 2014, information with respect to the Company’s known contractual obligations.

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

CENTRAL FUND OF CANADA LIMITED

/s/ J.C. Stefan Spicer
J.C. Stefan Spicer
President and Chief Executive Officer

Date: December 10, 2014

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report:

Exhibit	Description

99.1	Annual Information Form

99.2	Annual Report to Shareholders, including the Company’s Audited Annual Financial Statements and Management’s Discussion and Analysis

99.3	Consent of Ernst & Young LLP

99.4	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Exchange Act

99.5	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

