Form 40-F
period 2015-10-31
CENTRAL FUND OF CANADA LTD
filed 2015-12-11
CIK 784959

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2015	Commission File Number 001-09038

Central Fund of Canada Limited

(Exact name of registrant as specified in its charter)

Alberta, Canada	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization	(Primary Standard Industrial Classification Code	(I.R.S. Employer Identification No.)

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

Class	Outstanding at October 31, 2015
Class A non-voting shares, no par value	254,432,713
Common shares, no par value	40,000

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

NOTE TO UNITED STATES READERS:
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the exhibits to this annual report on Form 40-F (this “Annual Report”) in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed as Exhibits to this Annual Report, in accordance with the International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. As of December 7, 2015, the noon buying rate in New York City for cable transfers in United States dollars as certified for customs purposes by the Federal Reserve Bank of New York was U.S.$1.00 = Cdn.$1.3508

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended October 31, 2015 is filed as Exhibit 99.1 and is hereby incorporated by reference in this Annual Report.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The Company’s audited Statements of Financial Position as at October 31, 2015 and 2014, and as at November 1, 2013, and the Statements of Comprehensive Income (Loss), Statements of Changes in Equity, and Statements of Cash Flows for each of the years in the two-year period ended October 31, 2015, along with the notes to such financial statements and the reports of the independent auditors with respect thereto, and the information included under the heading “Management’s Responsibility for Financial Reporting and Effectiveness of Internal Control over Financial Reporting,” each of which are filed as part of Exhibit 99.2, are hereby incorporated by reference in this Annual Report.

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

Foreign Currency

For U.S. federal income tax purposes, the amount received by a United States Person as payment with respect to a distribution on or a disposition of Class A Shares if paid in Canadian dollars, is the U.S. dollar value at the date of the payment, regardless of whether the payment is promptly converted into U.S. dollars. If the Canadian dollars are not converted into U.S. dollars on the date of the payment, the United States Person may recognize additional ordinary income or loss as a result of currency fluctuations between the date on which the payment is made and the date the payment is converted into U.S. dollars. Different rules apply to United States Persons who use the accrual method of tax accounting.

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

Additional Tax on Passive Income

Certain United States Persons that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on the Class A Shares and net gains from the disposition of the Class A Shares. Further, excess distributions treated as dividends, gains treated as excess distributions under the PFIC rules discussed above, and mark-to-market inclusions and deductions are all included in the calculation of net investment income.

Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, that distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of Class A Shares that will be subject to the additional tax on net investment income, a United States Person who has made a QEF Election will be required to recalculate its basis in the Class A Shares excluding QEF basis adjustments.

Alternatively, a United States Person may make an election which will be effective with respect to all interests in a PFIC for which a QEF Election has been made and which is held in that year or acquired in future years. Under this election, a United States Person pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments. United States Persons that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the Class A Shares.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s senior executive officers are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with IFRS.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and/or procedures may deteriorate.

The senior executive officers conducted an evaluation of the effectiveness, design and operation of the Company’s internal control over financial reporting as of October 31, 2015 based on the criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, the senior executive officers have concluded that the Company’s internal control over financial reporting was effective as of October 31, 2015 and no material weaknesses were discovered.

This report is required for U.S. reporting purposes as the Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act. Our independent auditor, Ernst & Young LLP, which has audited the Registrant’s consolidated financial statements for the year ended October 31, 2015, has also issued an attestation report on internal control over financial reporting under the auditing standards of the Public Company Accounting Oversight Board (United States). This report is located on page 18 of the Annual Report to Shareholders, attached hereto as Exhibit 99.2, and incorporated by reference herein.

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

The Company’s board of directors is responsible for the Company’s corporate governance policies and has separately designated a standing Corporate Governance Committee. The Company’s board of directors has determined that the members of the Corporate Governance Committee are independent, based on the criteria for independence set forth in the NYSE MKT Company Guide.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the fiscal year ended October 31, 2015 to directors and executive officers concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE

The Company’s board of directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit Committee are identified on page 14 of the Annual Information Form, filed as Exhibit 99.1 to this Annual Report, and incorporated by reference herein. In the opinion of the Company’s board of directors, all members of the Audit Committee are independent as determined under Rule 10A-3 of the Exchange Act, the rules of NYSE MKT and the policies of the Canadian Securities Administrators and are financially literate.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES

Ernst & Young LLP acted as the Company’s independent auditor for the fiscal year ended October 31, 2015. See page 20 of the Company’s Annual Information Form, which is filed as Exhibit 99.1 to this Annual Report, for the total amount in United States dollars billed to the Company by Ernst & Young LLP for services performed in the last two fiscal years by category of service.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

See “Audit Committee Matters” beginning on page 14 of the Company’s Annual Information Form filed as Exhibit 99.1 to this Annual Report and incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The following table lists, as of October 31, 2015, information with respect to the Company’s known contractual obligations.

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$—	$—	$—	$—	$—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	—	—	—	—	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under IFRS	—	—	—	—	—
Total	$—	$—	$—	$—	$—

NYSE MKT CORPORATE GOVERNANCE

The Company’s Class A Shares are listed on the NYSE MKT. Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. An issuer seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is as follows:

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

CENTRAL FUND OF CANADA LIMITED

/s/ J.C. Stefan Spicer
J.C. Stefan Spicer
President and Chief Executive Officer

Date: December 11, 2015

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

