Form 40-F
period 2016-10-31
CENTRAL FUND OF CANADA LTD
filed 2016-12-09
CIK 784959

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2016                 Commission File Number 001-09038

Central Fund of Canada Limited
(Exact name of registrant as specified in its charter)

Alberta, Canada	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

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

Class	Outstanding at October 31, 2016
Class A non-voting shares, no par value	253,803,391
Common shares, no par value	40,000

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. As of December 2, 2016, the noon buying rate in New York City for cable transfers in United States dollars as certified for customs purposes by the Federal Reserve Bank of New York was U.S.$1.00 = Cdn.$1.3298.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended October 31, 2016 is filed as Exhibit 99.1 and is hereby incorporated by reference in this Annual Report.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The Company’s audited Statements of Financial Position as at October 31, 2016 and 2015, and the Statements of Comprehensive Income (Loss), Statements of Changes in Equity, and Statements of Cash Flows for each of the years in the two-year period ended October 31, 2016, along with the notes to such financial statements and the reports of the independent auditors with respect thereto, and the information included under the heading “Management’s Responsibility for Financial Reporting and Effectiveness of Internal Control over Financial Reporting,” each of which are filed as part of Exhibit 99.2, are hereby incorporated by reference in this Annual Report.

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

The senior executive officers conducted an evaluation of the effectiveness, design and operation of the Company’s internal control over financial reporting as of October 31, 2016 based on the criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, the senior executive officers have concluded that the Company’s internal control over financial reporting was effective as of October 31, 2016 and no material weaknesses were discovered.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Our independent auditor, Ernst & Young LLP, which has audited the Registrant’s consolidated financial statements for the year ended October 31, 2016, has also issued an attestation report on internal control over financial reporting under the auditing standards of the Public Company Accounting Oversight Board (United States). This report is located on page 18 of the Annual Report to Shareholders, attached hereto as Exhibit 99.2, and incorporated by reference herein.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the fiscal year ended October 31, 2016 to directors and executive officers concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES

Ernst & Young LLP acted as the Company’s independent auditor for the fiscal year ended October 31, 2016. See page 20 of the Company’s Annual Information Form, which is filed as Exhibit 99.1 to this Annual Report, for the total amount in United States dollars billed to the Company by Ernst & Young LLP for services performed in the last two fiscal years by category of service.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

See “Audit Committee Matters” beginning on page 14 of the Company’s Annual Information Form filed as Exhibit 99.1 to this Annual Report and incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The following table lists, as of October 31, 2016, information with respect to the Company’s known contractual obligations.

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

CENTRAL FUND OF CANADA LIMITED

/s/ J.C. Stefan Spicer

J.C. Stefan Spicer
President and Chief Executive Officer

Date: December 8, 2016

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